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As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115641

        $375,000,000

Floating Rate Contingent Convertible Senior Notes due 2024

        This prospectus covers resales by holders of our Floating Rate Contingent Convertible Senior Notes due 2024 and shares of our common stock into which the notes are convertible. We will not receive any proceeds from the resale of the notes or the shares of common stock hereunder. The notes are convertible, at your option, prior to the maturity date into cash and shares of our common stock in the following circumstances:

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  during any fiscal quarter commencing after the date of original issuance of the notes, if the closing sale price of our common stock over a specified number of trading days during the previous quarter is more than 120% of the conversion price of the notes on the last trading day of the previous quarter;

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  if we have called the particular notes for redemption and the redemption has not yet occurred;

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  during the five trading day period immediately after any five consecutive trading day period in which the trading price of the notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our common stock on such day multiplied by the Conversion Rate on such day; or

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  upon the occurrence of specified corporate transactions.

        Holders may convert any outstanding notes into cash and shares of our common stock at an initial Conversion Price per share of $22.29. This represents a conversion rate of approximately 44.8632 shares of common stock per $1,000 principal amount of notes. Subject to certain exceptions described in "Description of the Notes," at the time notes are tendered for conversion, the conversion value of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the notes will be determined by multiplying the conversion rate by the ten day average closing stock price, which equals the average of the closing per share prices of our common stock on the New York Stock Exchange on the ten consecutive trading days beginning on the second trading day following the day the notes are submitted for conversion. We will deliver the conversion value to holders as follows: (1) an amount in cash, which we call the Principal Return, equal to the lesser of (a) the aggregate conversion value of the notes to be converted and (b) the aggregate principal amount of the notes to be converted; and (2) if the aggregate conversion value of the notes to be converted is greater than the Principal Return, an amount in shares determined as set forth below, which we call the Net Shares, equal to the aggregate conversion value less the Principal Return. We will pay the Principal Return and deliver the Net Shares, if any, as promptly as practicable after determination of the difference between the conversion value and the Principal Return. The number of Net Shares to be paid will be determined by dividing the amount by which the conversion value exceeds the Principal Return by the ten day average closing stock price. Our common stock is listed on the New York Stock Exchange under the symbol "CZR." On November 2, 2004, the closing sale price of our common stock on the New York Stock Exchange was $17.90 per share.

        On July 14, 2004, we signed a definitive agreement to merge with Harrah's Operating Company, Inc., a wholly owned subsidiary of Harrah's Entertainment, Inc. The proposed merger will have a number of effects on the notes. For information regarding the effects of the merger on the notes, please see "Description of the Notes—Effect of the Harrah's Merger on the Notes."

        The notes mature on April 15, 2024. We may redeem some or all of the notes at any time on or after April 20, 2009 at a redemption price, payable in cash, at an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and including liquidated damages, if any, up to but not including the date of redemption. Holders may require us to repurchase all or a portion of their notes on April 15, 2009, 2014 and 2019 at 100% of the principal amount of the notes, plus accrued and unpaid interest and including liquidated damages, if any, up to but not including the date of repurchase, payable in cash. Upon a change in control, holders may require us to repurchase all or a portion of their notes, payable in cash equal to 100% of the principal amount of the notes plus accrued and unpaid interest and liquidated damages, if any, up to but not including the date of repurchase.

        The notes are our senior unsecured obligations and will rank equally in right of payment to all of our existing and future senior indebtedness and senior to any existing and future subordinated indebtedness. The notes are effectively subordinated to our future secured indebtedness, if any, to the extent of the value of the assets securing such indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries.

        Prior to this offering, the notes were eligible for trading on the PORTAL Market of the Nasdaq Stock Market. The notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market.

        Investing in the notes involves risks some of which are described in the "Risk Factors" section beginning on page 11 of this prospectus.

        None of the Securities and Exchange Commission (the "SEC"), any state securities commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Mississippi Gaming Commission, the Louisiana Gaming Control Board, the Delaware State Lottery Office, the Indiana Gaming Commission, the New Jersey Casino Control Commission, the New Jersey Division of Gaming Enforcement or any other gaming authority has passed upon the adequacy or accuracy of this prospectus or the investment merits of the notes offered hereby. Any representation to the contrary is unlawful.

The date of this prospectus is November 8, 2004.

TABLE OF CONTENTS

Documents Incorporated by Reference	ii
Available Information	ii
Special Note Regarding Forward-Looking Statements	iii
Market Data	v
Summary	1
Risk Factors	11
Use of Proceeds	20
Caesars Price Range of Common Stock and Dividend Policy	20
Harrah's Price Range of Common Stock and Dividend Policy	21
Caesars Ratio of Earnings to Fixed Charges	22
Harrah's Ratio of Earnings to Fixed Charges	22
Regulation and Licensing	23
Description of the Notes	24
Description of Capital Stock	42
Certain United States Federal Income Tax Considerations	45
Selling Security Holders	55
Plan of Distribution	58
Validity of the Securities	60
Experts	60

        In making your investment decision, you should rely on the information contained in this prospectus, including the information we are incorporating by reference, and your own examination of us and the terms of the notes. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. You should not assume that the information contained in this prospectus is accurate as of any date other than date on the front cover of this prospectus.

i

DOCUMENTS INCORPORATED BY REFERENCE

        We are "incorporating by reference" into this prospectus certain information we file with the United States Securities and Exchange Commission (the "SEC"), which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about us and our finances. This prospectus incorporates by reference:

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  Our Annual Report on Form 10-K for the year ended December 31, 2003.

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  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004.

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  Our Current Reports on Form 8-K dated January 5, 2004, January 29, 2004, March 10, 2004, March 29, 2004, April 22, 2004, May 7, 2004, May 11, 2004, June 18, 2004, July 14, 2004, July 22, 2004, August 27, 2004, September 27, 2004, September 29, 2004 and October 21, 2004.

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  Our Joint Proxy Statement included in the Registration Statement on Form S-4 of Harrah's Entertainment, Inc. filed with the SEC on October 20, 2004.

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  Annual Report of Harrah's Entertainment, Inc. on Form 10-K for the year ended December 31, 2003.

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  Proxy Statement of Harrah's Entertainment, Inc. on Schedule 14A dated March 4, 2004.

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  Quarterly Reports of Harrah's Entertainment, Inc. on Form 10-Q for the quarters ended March 31 and June 30, 2004.

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  Current Reports of Harrah's Entertainment, Inc. on Form 8-K dated January 20, 2004, February 4, 2004, April 21, 2004, April 29, 2004, May 19, 2004, June 21, 2004, June 22, 2004, July 15, 2004, July 21, 2004, August 27, 2004, September 27, 2004 and October 20, 2004 (three reports).

        All documents we file with the SEC or that Harrah's Entertainment, Inc. files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") from the date of this prospectus to the end of the offering of the notes and common stock under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

        You may request a copy of the Caesars filings, at no cost, by writing or calling us at the following address or telephone number:

Investor Relations
Caesars Entertainment, Inc.
3930 Howard Hughes Parkway
Las Vegas, NV 89109
(702) 699-5000

        Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

AVAILABLE INFORMATION

        We are subject to the informational reporting requirements of the Exchange Act and in accordance therewith file reports, proxy and information statements and other information with the SEC. The reports, proxy and information statements and other information may be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Office: 233 Broadway, New York, New York 10279. You may obtain copies of such material from the SEC by mail at prescribed rates. You should direct requests to the SEC's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a website (http://www.sec.gov) that contains the reports, proxy statements and other information filed by us. Our common stock is listed on the New York Stock Exchange under the symbol "CZR." You may inspect information filed by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any prospective purchaser of the notes or beneficial owner of the notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act of 1933, as amended (the "Securities Act"). You may obtain information, including the documents incorporated by reference, from us, 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, Attention: Investor Relations, telephone (702) 699-5000 or toll free (877) 773-6973 or through our website at www.caesars.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve a number of risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management's beliefs, plans, objectives, goals, expectations, anticipations, intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans.

        Further, statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," or other words or expressions of similar meaning, may identify forward-looking statements. These statements reflect our judgment on the date they are made, and we undertake no duty to update such statements in the future. Such statements include information relating to plans for future expansion and other business development activities as well as capital spending, financing and the effects of regulation (including gaming and tax regulation) and competition. From time to time, oral or written forward-looking statements are also included in our periodic reports on Forms 10-K, 10-Q and 8-K, press releases and other materials released to the public.

        Although we believe that the expectations in these forward-looking statements are reasonable, any or all of the forward-looking statements in this report and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this report, such as the competitive environment and government regulation, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in our reports filed with the SEC on Forms 10-K, 10-Q and 8-K should be consulted. The following discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business includes factors that management believes could cause our actual results to differ materially from expected and historical results. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

        Presently known risk factors include, but are not limited to the following:

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  We may be unable to complete our proposed merger with Harrah's Operating Company, Inc., or Harrah's Operating, and Harrah's Operating may be unable to timely and cost- effectively integrate us into their operations.

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  Our operations are affected by changes in local and national general economic and market conditions in the locations where those operations are conducted and where customers live.

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  Our ability to meet our debt service obligations and to refinance existing debt will depend on our future performance and other conditions or events, which will be subject to many factors that are beyond our control.

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  Our Nevada properties are adversely affected by disruptions in air travel.

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  All of our Las Vegas properties are in close proximity to each other. Our Atlantic City properties are also in close proximity to each other. If a natural disaster or calamity occurs in either market that affects these properties, our results may be impacted.

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  We operate in very competitive environments, particularly Las Vegas, Atlantic City and Mississippi. To the extent that hotel and/or casinos are expanded by others in markets in which we operate, competition will increase, and the increased competition could adversely impact our future operations. The growth in the number of guest rooms and casino capacity in Las Vegas, including a new resort casino currently under construction, and Atlantic City, in which a new hotel casino has recently opened, may negatively affect our operating results. Additionally, the establishment of gaming operations on Native American lands in the states of New York, California, and Arkansas and any other states near our existing operations could adversely affect the operations of our properties. The expansion of state-owned or mandated racinos in our existing markets and adjoining states could also adversely affect our properties.

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  As discussed under the caption "Regulation and Licensing," our gaming operations are highly regulated by governmental authorities, and the gaming operations are subject to periodic reviews and audits by the governmental authorities. We will also become subject to regulation in any other jurisdiction where we conduct gaming in the future.

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  Our properties face a variety of risks that may result in loss. Specifically, several of our properties are located in coastal areas and are subject to wind and flood damage from storms. In addition, all our properties could be considered at risk for terrorist or other hostile acts, and our properties can be victims of criminal acts by patrons and others. Conditions in the insurance marketplace have made it more difficult to purchase insurance on economically reasonable terms. As a result, we are now subject to significantly higher self-insured retentions on virtually all our insurance coverages, and we do not carry insurance against terrorist acts. For all these reasons, we are at a greater risk of loss than we have been in the past.

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  Changes in applicable laws or regulations could have a significant effect on our operations. Our ability to comply with gaming regulatory requirements, as well as possible changes in governmental and public acceptance of gaming, could materially adversely affect our business.

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  The terrorist attacks of September 11, 2001 and the potential for future terrorist attacks or acts of war or hostility have created economic and political uncertainties that could adversely impact our business levels and results of operations. Leisure and business travel, especially travel by air to Las Vegas, is sensitive to global geopolitical events.

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  Our properties are large consumers of electricity and other energy. Accordingly, the recent increases in energy costs may continue to have a negative impact on our operating results.

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  Additionally, higher energy and gasoline prices that affect our customers may adversely impact the number of customers who visit our properties and adversely impact our revenues.

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  Any future construction can be affected by a number of factors, including time delays in obtaining necessary governmental permits and approvals, legal challenges and the ability to obtain at reasonable rates appropriate insurance coverage for such projects. Changes may be made in a project's scope, budgets and/or schedules for competitive, aesthetic or other reasons, and these changes may also result from circumstances beyond our control. These circumstances include weather interference, shortages of materials and labor, work stoppages, labor disputes, unforeseen engineering, environmental or geological problems and unanticipated cost increases. Any circumstances could give rise to delays in the completion of any project we undertake and/or cost overruns.

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  Our development projects are subject to many factors, some of which are beyond our control. Development projects are dependent on factors such as reaching definitive agreements with third parties, securing sites and land, obtaining requisite governmental approvals and competing for such development projects with other gaming and resort companies. Further, while we are pursuing and will continue to pursue development opportunities, there can be no assurance that such opportunities will become operational.

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  Some of our properties are located in countries outside the United States where political and economic instability exposes us to additional risk. Such risks range from currency fluctuation risk, which could increase the volatility of our results from such operations, to outright expropriation. In addition, the system of laws in these jurisdictions may be different from the laws in the United States. As a result, we may be subject to outcomes in legal disputes that are different from what might be expected in the United States.

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  The gaming industry represents a significant source of tax revenues to the state, county and local jurisdictions in which our properties operate. From time to time, state and federal legislators and officials have proposed increasing tax rates and other charges and levies assessed against gaming operations, or in the administration of the laws affecting the gaming industry. If taxes are increased, such increase will negatively impact our cash flows and could impact our ability to meet debt service requirements and, depending on the level of taxation, would adversely affect our business.

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  Claims have been brought against us in various legal proceedings, and additional legal and/or regulatory claims may arise from time to time. While we believe that the ultimate disposition of current matters will not have a material impact on our financial condition or results of operations, it is possible that our cash flows and results of operations could be affected from time to time by the resolution of one or more of these contingencies.

MARKET DATA

        Market data used throughout this prospectus including information relating to our relative position in the casino and gaming industry is based on our good faith estimates, which estimates we based upon our review of internal surveys, independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

v

SUMMARY

        The following summary highlights selected information from this document and may not contain all the information that may be important to you. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus and the documents incorporated by reference, including the section entitled "Risk Factors" and the financial statements and related notes included in the documents incorporated by reference. The terms "Caesars Entertainment," "we," "our," and "us," as used in this prospectus, refer to Caesars Entertainment, Inc. and its subsidiaries and/or affiliates as a combined entity, except where it is clear that the terms mean only Caesars Entertainment, Inc.

Caesars Entertainment, Inc.

        We are one of the largest casino/hotel operators in the United States, and we have a significant presence in Nevada, New Jersey and Mississippi, the three largest state gaming markets in the United States. We operate 28 properties with approximately 26,000 guest rooms and more than two million square feet of casino space. As discussed in "Recent Developments" below, on July 14, 2004 we signed a definitive agreement to merge with Harrah's Operating, a wholly owned subsidiary of Harrah's Entertainment, Inc., or Harrah's.

        Our properties are operated under the following brands: Caesars, Bally's, Flamingo, Grand Casinos, Hilton, and Paris. We employ approximately 55,000 people worldwide and our corporate headquarters is located in Las Vegas, Nevada. We reported net revenue of $4.5 billion in 2003.

        In December 1998, we became a separate and independent public company when Hilton Hotels Corporation divested its gaming operations through a tax-free distribution of our common shares to Hilton's stockholders. At the same time, we acquired the Mississippi gaming operations of Grand Casinos, Inc. through a merger. In December 1999, we acquired all of the outstanding stock of Caesars World, Inc. and interests in several other gaming entities from Starwood Hotels & Resorts Worldwide, Inc.

        The following table presents selected statistics about our properties as of September 30, 2004. Except where noted, we own, through our subsidiaries, a 100% interest in each of these properties.

Name and Location	Approximate Casino Square Footage(1)	Approximate Number of Slots	Approximate Number of Tables	Approximate Number of Rooms/Suites
Western Region:
Caesars Palace	166,000	1,913	120	2,418
Paris Las Vegas	85,000	1,425	98	2,916
Bally's Las Vegas	83,000	1,524	61	2,814
Flamingo Las Vegas	77,000	1,986	92	3,565
Caesars Tahoe(2)	42,000	1,075	57	440
Reno Hilton	107,000	1,135	51	1,995
Flamingo Laughlin	60,000	1,411	46	1,907
Eastern Region:
Bally's Atlantic City	225,000	5,828	209	1,745
Caesars Atlantic City	125,000	3,344	117	1,144
Atlantic City Hilton(3)	60,000	2,043	85	804
Dover Downs(4)	91,000	2,500	—	232
Mid-South Region:
Grand Casino Biloxi	134,000	2,645	77	975
Grand Casino Gulfport	102,000	2,069	72	1,001
Grand Casino Tunica	136,000	2,524	81	1,356
Sheraton Casino & Hotel	33,000	1,398	35	134
Bally's Casino Tunica(3)	40,000	1,221	30	235
Caesars Indiana(5)	93,000	2,408	146	503
Bally's Casino New Orleans(6)	30,000	1,221	30	—
International Region:
Conrad Jupiters Gold Coast(7)	68,000	1,403	103	594
Conrad Treasury Brisbane(7)	71,000	1,329	88	130
Conrad Punta del Este Resort and Casino(8)	45,000	552	71	302
Casino Nova Scotia-Halifax(9)	32,000	755	34	352
Casino Nova Scotia-Sydney(9)	16,000	375	10	—
Casino Windsor(10)	100,000	3,298	85	389
Caesars Gauteng(11)	105,000	1,500	50	276
S.S. Crystal Harmony(12)	3,000	87	8	—
S.S. Crystal Symphony(12)	4,000	115	8	—
S.S. Crystal Serenity(12)	4,000	93	8	—

(1)
Includes square footage attributable to race and sports books.

(2)
We lease the building that houses the hotel and casino and lease the underlying land pursuant to a long-term ground and structure lease.

(3)
In September 2004, we signed an agreement to sell the Atlantic City Hilton and Bally's Casino Tunica.

(4)
We provide management services to the casino at the Dover Downs racetrack in Delaware. Our management agreement with Dover Downs expires in December 2004.

(5)
We manage Caesars Indiana and own an 82 percent interest in a joint venture that owns this property.

(6)
In October 2004, we signed an agreement to sell Bally's Casino New Orleans.

(7)
We provide management services to these properties.

(8)
In September 2004, we completed a restructuring which increased our ownership from 46.4 percent to 85.5 percent. We also manage this property.

(9)
We have a 95 percent interest in Metropolitan Entertainment Group, which operates the two properties on behalf of the Nova Scotia Gaming Corporation pursuant to an operating contract.

(10)
We have a 50 percent interest in Windsor Casino Limited, which operates Casino Windsor. The province of Ontario owns the complex.

(11)
We have a 25 percent interest in a joint venture that owns Caesars Gauteng and a 50 percent interest in a joint venture that manages Caesars Gauteng.

(12)
We operate the Caesars Palace at Sea casinos on three cruise ships owned by Crystal Cruises, Inc.

        We were incorporated in Delaware in 1998, and our principal executive offices are located at 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109. Our telephone number is (702) 699-5000. Our website address is www.caesars.com. Information on our website does not constitute part of this prospectus.

Recent Developments

Caesars' Financial Results for the Quarter and Nine Months ended September 30, 2004

        On October 21, 2004, we announced our financial results for the quarter and nine months ended September 30, 2004. For the third quarter of 2004, we reported net income of $58 million, or $0.18 per fully diluted share, up 21% from net income of $48 million, or $0.16 per fully diluted share, recorded in the third quarter of 2003. For the first nine months of 2004, we reported net income of $277 million, or $0.88 per fully diluted share. That compares to net income of $130 million, or $0.43 per fully diluted share, for the nine month period ended on September 30, 2003. Net income for the nine months ended September 30, 2004 includes an $87 million gain on the sale of the Las Vegas Hilton.

Pending Merger with Harrah's Operating Company, Inc.

        On July 14, 2004, we signed a definitive agreement to merge with Harrah's Operating in a cash and stock transaction. Under the terms of the agreement, our stockholders will receive either $17.75 in cash or 0.3247 shares of Harrah's common stock for each outstanding share of Caesars' common stock, subject to limitations on the aggregate amount of cash to be paid and the number of shares of stock to be issued. The total estimated transaction value, calculated as of July 14, 2004, was approximately $9.4 billion, which includes the assumption by Harrah's Operating of our approximately $4.6 billion in outstanding debt. The agreement also calls for a certain number of our current directors to join the Harrah's board. The transaction remains subject to approvals by our and Harrah's stockholders and regulatory agencies. For more information regarding the merger, including the pro forma financial statements of Harrah's that give effect to the merger, please see our Joint Proxy Statement included in the Registration Statement on Form S-4 of Harrah's filed with the SEC on October 20, 2004 (the "Merger Proxy Statement"), which is incorporated herein by reference.

        In addition, both Caesars and Harrah's are obligated under the terms of the merger agreement to take specified actions, subject to certain limitations, including selling or otherwise divesting certain of their respective gaming properties and operations, in order to obtain the required consents or approvals in connection with antitrust regulations. On September 27, 2004, Harrah's and Caesars, by and through certain subsidiaries of each, entered into a definitive agreement whereby an affiliate of Colony Capital, LLC will acquire Harrah's East Chicago and Harrah's Tunica from Harrah's and the Atlantic City Hilton and Bally's Tunica from Caesars. Pursuant to the terms of the agreement, the purchaser will acquire substantially all of the operating assets and assume certain liabilities of Harrah's properties for approximately $627 million and of Caesars' properties for approximately $612 million. The transaction is subject to regulatory approval and other customary conditions. Harrah's and Caesars agreed to sell the four properties in connection with the merger described in this prospectus, although the sale is not conditioned on the closing of the merger.

        On October 22, 2004, Caesars, by and through its subsidiaries, entered into a definitive agreement whereby an affiliate of Columbia Sussex will acquire the equity interests of Belle of Orleans, LLC, which does business as Bally's Casino New Orleans. Pursuant to the terms of the agreement, the purchase price will be approximately $24 million. The transaction is subject to regulatory approval and other customary conditions.

        Harrah's operates primarily under the Harrah's, Rio, Showboat, Horseshoe and Harveys brand names. Its portfolio includes eleven land-based casinos, eleven riverboat or dockside casinos, a greyhound racing facility, a thoroughbred racetrack and four casinos on Indian gaming reservations. These properties include 1.7 million square feet of gaming space and 16,180 hotel rooms.

        On July 1, 2004 Harrah's consummated its acquisition of Horseshoe Gaming Holding Corp., or Horseshoe, for approximately $1.6 billion, including the assumption of approximately $535 million, face amount, in outstanding 8 5/8% senior subordinated notes, plus reimbursements to Horseshoe for certain capital expenditures and acquisition-related costs. On July 1, 2004 Harrah's called for redemption of all $535 million of the outstanding 8 5/8% senior subordinated notes and completed the redemption of these notes on August 2, 2004. The addition of the Horseshoe properties included approximately 141,000 square feet of casino space, more than 5,800 slot machines and 190 gaming tables.

        The following table presents selected statistics about Harrah's properties as of September 30, 2004, including casino square footage and the number of hotel rooms, slots and gaming tables.

Market/Property	Type of Casino	Casino Square Footage(1)	Hotel Rooms(1)		Slots(1)	Gaming Tables(1)
Atlantic City, New Jersey
Harrah's Atlantic City	Land-based	126,000	1,630		4,130	75
Atlantic City Showboat	Land-based	116,000	1,310		3,980	55
Las Vegas, Nevada
Harrah's Las Vegas	Land-based	88,000	2,530		1,380	90
Rio Suite Hotel & Casino	Land-based	107,000	2,550		1,200	90
Binion's Horseshoe Las Vegas(2)	Land-based	88,000	370		750	60
Lake Tahoe, Nevada
Harrah's Lake Tahoe	Land-based	58,000	530		1,060	70
Bill's Casino	Land-based	18,000	—		470	15
Harveys Resort & Casino	Land-based	63,000	680		990	75
New Orleans, Louisiana
Harrah's New Orleans	Land-based	100,000	—	(3)	2,020	125
Reno, Nevada
Harrah's Reno	Land-based	57,000	930		1,090	60
Laughlin, Nevada
Harrah's Laughlin	Land-based	47,000	1,560		950	40
Lake Charles, Louisiana
Harrah's Lake Charles	Dockside	60,000	260		1,220	70
Chicago, Illinois area
Harrah's Joliet (Illinois)	Dockside	39,000	200		1,210	20
Harrah's East Chicago (Indiana)(4)	Dockside	54,000	290		1,910	70
Horseshoe Hammond Casino (Indiana)	Dockside	48,000	—		2,010	50
Metropolis, Illinois
Harrah's Metropolis	Dockside	30,000	120	(5)	1,200	20
Tunica, Mississippi
Harrah's Tunica(4)	Dockside	35,000	200		1,180	25
Horseshoe Tunica Casino	Dockside	63,000	510		2,110	75

Council Bluffs, Iowa
Harrah's Council Bluffs	Riverboat	28,000	250		1,190	40
Bluffs Run Casino(6)	Dog Racing Facility	40,000	—		1,640	—
Bossier City, Louisiana
Harrah's Louisiana Downs(7)	Thoroughbred Racing Facility	15,000	—		1,400	—
Horseshoe Bossier City Casino	Dockside	30,000	610		1,690	50
North Kansas City, Missouri
Harrah's North Kansas City	Dockside	60,000	200	(8)	1,670	55
St. Louis, Missouri
Harrah's St. Louis	Dockside	120,000	500	(9)	2,690	80
Phoenix, Arizona
Harrah's Phoenix Ak-Chin Casino(10)	Indian Reservation	48,000	150		820	20
Cherokee, North Carolina
Harrah's Cherokee Smoky Mountains Casino(10)	Indian Reservation	80,000	250	(11)	3,130	30
Topeka, Kansas
Harrah's Prairie Band Casino- Topeka(10)	Indian Reservation	34,000	300	(12)	1,060	30
San Diego, California
Harrah's Rincon Casino and Resort(10)	Indian Reservation	58,000	190	(13)	1,530	50

Total		1,710,000	16,180		45,610	1,440

(1)
Approximate.

(2)
This property reopened in April 2004. Harrah's manages the Binion's Horseshoe on behalf of MTR Gaming. Harrah's management agreement is for one year with an option to extend the agreement for two additional years.

(3)
Construction on a hotel tower with approximately 450 rooms is currently underway and is expected by Harrah's to be completed in mid-2006.

(4)
In September 2004, Harrah's signed an agreement to sell the Harrah's East Chicago and the Harrah's Tunica.

(5)
A hotel is adjacent to the Metropolis facility in which Harrah's owns a 12.5% special limited partnership interest. Planning is underway for a hotel with approximately 260 rooms that is expected by Harrah's to be completed in the first quarter of 2006.

(6)
The property is owned by Harrah's, leased to the operator, and managed by Harrah's for the operator for a fee pursuant to an agreement that expires in October 2024.

(7)
The new permanent casino facility with approximately 1,400 slot machines opened in the second quarter of 2004.

(8)
Construction of a hotel addition with approximately 200 rooms is currently underway and is expected by Harrah's to be completed in the third quarter of 2005.

(9)
Includes 210 rooms in a second hotel tower that was completed in the third quarter of 2004.

(10)
These properties are owned by federally recognized Indian tribes. Harrah's has entered into management agreements with these tribes.

(11)
Construction on a hotel tower with approximately 320 rooms is currently underway at Harrah's Cherokee and is expected by Harrah's to be completed in the second quarter of 2005.

(12)
Includes the addition of approximately 200 hotel rooms completed in the third quarter of 2004.

(13)
Construction is underway to expand Harrah's Rincon, which will include a hotel tower with approximately 460 rooms and is expected by Harrah's to be completed by the end of 2004.

The Notes

Issuer	Caesars Entertainment, Inc.
Securities Offered	$375.0 million aggregate principal amount of Floating Rate Contingent Convertible Senior Notes Due 2024.
Maturity	April 15, 2024.
Ranking
The notes are our senior unsecured obligations and rank equally in right of payment with our existing and future senior indebtedness and senior to any existing and future subordinated indebtedness. The notes are effectively subordinated to our future secured indebtedness, if any, to the extent of the value of the assets securing that secured indebtedness. As of June 30, 2004, we had outstanding no senior secured indebtedness, $2.1 billion of senior unsecured indebtedness ranking pari passu with the notes and $1.3 billion of additional availability under our credit agreement, which if drawn would rank pari passu with the notes. The notes are not guaranteed by our subsidiaries and are effectively subordinated to our subsidiaries' existing and future liabilities, including guarantees of our indebtedness. As of June 30, 2004, our subsidiaries had approximately $3 million of indebtedness outstanding.
Interest
The notes bear interest at an annual rate equal to 3-month LIBOR, adjusted quarterly. Interest is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, each an interest payment date, beginning July 15, 2004.
Conversion Rights	Holders may surrender notes for conversion into cash and shares of our common stock prior to the maturity date in the following circumstances:
•
during any fiscal quarter commencing after the date of original issuance of the notes, if the common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs is more than 120% of the Conversion Price in effect on that 30th trading day;
• if we have called the particular notes for redemption and the redemption has not yet occurred;
•
during the five trading day period immediately after any five consecutive trading day period in which the trading price of $1,000 principal amount of the notes for each day of such five consecutive trading day period was less than 95% of the product of the common stock price on such day multiplied by the Conversion Rate on such day; or
• upon the occurrence of specified corporate transactions described under "Description of the Notes—Conversion Rights."

Upon the occurrence of any of the circumstances described above, holders may convert any outstanding notes into cash and shares of our common stock at an initial "Conversion Price" per share of $22.29. This represents a "Conversion Rate" of approximately 44.8632 shares of common stock per $1,000 principal amount of notes. Subject to certain exceptions described in "Description of the Notes," once notes are tendered for conversion, the value (the "Conversion Value") of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the notes will be determined by multiplying the Conversion Rate by the Ten Day Average Closing Stock Price (as defined below). We will deliver the Conversion Value to holders as follows: (1) an amount in cash (the "Principal Return") equal to the lesser of (a) the aggregate Conversion Value of the notes to be converted and (b) the aggregate principal amount of the notes to be converted, (2) if the aggregate Conversion Value of the notes to be converted is greater than the Principal Return, an amount in whole shares (the "Net Shares"), determined as set forth below, equal to such aggregate Conversion Value less the Principal Return (the "Net Share Amount"), and (3) an amount in cash in lieu of any fractional shares of common stock. We will pay the Principal Return and cash in lieu of fractional shares and deliver the Net Shares, if any, as promptly as practicable after determination of the Net Share Amount. The number of Net Shares to be paid will be determined by dividing the Net Share Amount by the Ten Day Average Closing Stock Price. The Ten Day Average Closing Stock Price will be the average of the closing per share prices of our common stock on the New York Stock Exchange on the ten consecutive trading days beginning on the second trading day following the day the notes are submitted for conversion.
In certain circumstances the Conversion Price will be subject to adjustment. See "Description of the Notes—Conversion Rights—Conversion Price Adjustments."

If we declare a cash dividend or cash distribution to all or substantially all of the holders of our common stock, the Conversion Price shall be decreased to equal the price determined by multiplying the Conversion Price in effect immediately prior to the record date for such dividend or distribution by the following fraction:
(Pre-Dividend Sale Price—Dividend Adjustment Amount) (Pre-Dividend Sale Price)

"Pre-Dividend Sale Price" means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution. "Dividend Adjustment Amount" means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of our common stock.

The "common stock price" on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date for our common stock as reported in composite transactions on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by The Nasdaq System.
A "trading day" means any regular or abbreviated trading day of the New York Stock Exchange.

Upon conversion of the notes, the holder will not receive any additional cash payment representing accrued but unpaid interest or liquidated damages, if any. See "Description of the Notes—Conversion Rights."
Optional Redemption
Other than as may be required by applicable gaming regulations, we cannot redeem the notes before April 20, 2009. We may redeem some or all of the notes at any time on or after April 20, 2009, at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages), if any, up to but not including the date of redemption, payable in cash. See "Description of the Notes—Optional Redemption of the Notes."
Repurchase of Notes at the Option of the Holder
Holders may require us to repurchase all or a portion of their notes on April 15, 2009, 2014 and 2019 for a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages), if any, up to but not including the date of repurchase, payable in cash. See "Description of the Notes—Repurchase of Notes at the Option of the Holder."
Change in Control
If a change in control, as that term is defined in "Description of the Notes—Right to Require Repurchase of Notes upon a Change in Control," occurs, holders will have the right to require us to repurchase all or a portion of their notes for a period of time after the change in control. The repurchase price will be equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages), if any, up to but not including the date of repurchase, payable in cash.

Impact of Merger with Harrah's Operating
If we complete our merger with Harrah's Operating, for a period of time fixed by us that is not less than 30 days nor more than 45 days from the date of the merger, holders will have the right to require us to repurchase all or a portion of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages), if any, up to but not including the date of repurchase, payable in cash. See "Description of the Notes—Effect of the Harrah's Merger on the Notes" and "—Right to Require Repurchase of Notes Upon a Change in Control."

In addition, for a period of 15 days from the date of the merger, holders will have the right to convert their notes into the merger consideration received by holders of our common stock. See "Description of the Notes—Effect of the Harrah's Merger on the Notes" and "—Conversion Rights." In the merger, holders of our common stock will have the right to elect to receive either $17.75 in cash or 0.3247 of a share of Harrah's common stock for each outstanding share of our common stock, subject to limitations on the aggregate amount of cash to be paid and the number of shares of stock to be issued by Harrah's. During the 15-day conversion period following the merger, holders of the notes who elect to convert their notes will have the right to determine whether they will receive the merger consideration paid to holders of our common stock who elected to receive cash or the merger consideration paid to holders of our common stock who elected to receive Harrah's common stock. For more information regarding the merger and the merger consideration, please see our Merger Proxy Statement, which is incorporated herein by reference.

After the merger is completed, the Conversion Rate, the Conversion Price and, subject to certain exceptions described in "Description of the Notes," the Conversion Value to be received by holders of the Notes upon subsequent conversion events, including the Net Share Amount, will be based upon the Harrah's common stock price. See "Description of the Notes—Effect of the Harrah's Merger on the Notes."
In addition, upon completion of the merger, Harrah's will guarantee the notes on a joint and several, unconditional basis.
Sinking Fund	None.
Use of Proceeds
The net proceeds from the sale of the securities by this prospectus will be received by the selling securityholders. We will not receive any of the proceeds from any sale by any selling securityholder of the securities covered by this prospectus.

Book-Entry Form
The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in any of the securities are shown on, and transfers are effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of the Notes—Book-Entry System."
Risk Factors	See "Risk Factors" and the other information in, and incorporated by reference into, this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.
Listing of Common Stock	Our common stock is listed on the New York Stock Exchange under the symbol "CZR."

RISK FACTORS

        You should carefully consider the following factors in addition to the other information set forth in this prospectus and the documents incorporated by reference herein before making an investment in the notes. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

The gaming industry is highly competitive.

        There is intense competition in the gaming industry. The construction of new properties or the enhancement or expansion of existing properties in any market in which we operate, or nearby our properties or where our customers live, would have a negative impact on our business in that market.

        In Atlantic City, New Jersey, we compete with nine other hotel casinos on or near the Atlantic City Boardwalk. The Borgata, a new 2,000-room hotel casino opened in July 2003 in Atlantic City. This project represents a significant increase in capacity in that market. Other competitors in Atlantic City have recently completed expansions of their hotels, and others have announced expansion projects. The State of New Jersey has from time to time considered approving video lottery terminals ("VLTs") at the racetracks in the state and increasing certain taxes that may impact the gaming industry, including a proposed increase in the gross gaming tax from 8% to 10%. Current circumstances indicate a change in policy away from such considerations; however, if VLTs are approved, it could adversely affect our operations, and an increase in the gross gaming tax without a significant simultaneous increase in revenue would adversely affect our results of operations.

        In Las Vegas, we compete with numerous other casino properties on or near the Las Vegas Strip. Several of our competitors in Las Vegas, Nevada have expanded or are currently expanding their operations with new hotel towers, adding a significant number of new hotel rooms to the Las Vegas market. In addition, Wynn Resorts is constructing a new 2,700-room hotel casino expected to be completed in 2005.

        In Mississippi, we compete with ten other casino properties on or near the Mississippi Gulf Coast. In Biloxi, Mississippi, a new competitor has broken ground on a 306-room hotel casino, which will include 48,500 square feet of gaming space. The hotel casino is expected to be completed in late summer of 2005. This will be the first new casino to open on the Mississippi Gulf Coast since 1999. In northern Mississippi, we compete with six casino properties located in Tunica County, Mississippi.

        Our businesses may be adversely impacted (i) by the additional gaming and room capacity generated by this increased competition in Atlantic City, Las Vegas and the Gulf Coast and/or (ii) by other projects not yet announced in any other markets. In addition, our operations in Laughlin, Nevada and Northern Nevada have been adversely impacted and will continue to be adversely impacted by the expansion of Native American gaming in California and Arizona.

        The business at our casino hotels will also be adversely affected if gaming were to be newly legalized or expanded under the laws of any state or locale located near our existing properties. Particularly, the legalization of gaming operations in locations near Las Vegas, Atlantic City or Mississippi will negatively affect our properties located there. We understand that several states surrounding our existing operations, including Pennsylvania, Maryland, Delaware and Kentucky, are considering the legalization of some form of casino and/or slot gaming or the expansion of existing gaming activities. The legalization of any form of casino gaming in these or other states could adversely affect our operating results.

        We also compete with legalized gaming from casinos located on Native American tribal lands. In October 2001, the New York State Legislature enacted a bill, which the governor signed, authorizing a total of six Native American casinos in the State of New York—three in Western New York and three in the Catskill Region—and approved the use of VLTs at racetracks and authorized the participation of New York State in a multi-state lottery. The first operations of VLTs at racetracks opened in January 2004, with seven other operations scheduled to open in New York during the remainder of the year. This could adversely affect visitation of our Atlantic City properties from New York. In California, there has been a proliferation of casino-style gaming on tribal lands, and there is consideration by the governor of California of an initiative to increase the scope of such operations in exchange for tax revenue. The presence of Native American casinos in California has had a negative impact on the results of our Nevada casinos, and an increase in the capacity of those casinos in California can be expected to further impact our Nevada operations.

        Several states are considering or have announced plans to allow VLTs or slot machines at racetracks in consideration of tax revenue from those operations. To the extent that these operations are conducted in states in which we have properties, or in neighboring states, we could be adversely affected.

Our operations are seasonal and can cause our results to vary significantly from quarter to quarter.

        Our operations are seasonal. Specifically, the Las Vegas market and our properties in Las Vegas experience the highest business levels during the first and second calendar quarters, while our Atlantic City operations are adversely impacted by inclement weather, mostly in the first and fourth calendar quarters. Additionally, special events such as a sporting event or a concert, or visits by our premium players, and the timing of holidays can impact our results for the respective period. Overall, we experience the highest business levels in the third calendar quarter and the lowest business levels in the fourth calendar quarter.

The adoption of referenda or the outcomes of litigation may restrict our ability to conduct gaming activities in some jurisdictions.

        In Mississippi, the Mississippi Act (as defined in "Regulation and Licensing—Mississippi Gaming Laws" in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference herein) provides for legalized dockside gaming at the discretion of the fourteen Mississippi counties that border the Gulf Coast or the Mississippi River, but only if the voters in the county have not voted to prohibit gaming in that county. In recent years, anti-gaming groups have proposed for adoption through the initiative and referendum process certain amendments to the Mississippi Constitution that would prohibit gaming in the state. The proposals were declared illegal by Mississippi courts. If another such proposal were to be offered, and if a sufficient number of signatures were to be gathered to place a legal initiative on the ballot, it would be possible for the voters of Mississippi to consider such a proposal in November of 2006. While we are unable to predict whether such an initiative will appear on a ballot or the likelihood of such an initiative being approved by the voters, if such an initiative were passed, it would have a significant adverse effect on us and on our Mississippi gaming operations.

        In April 2000, we entered into an agreement with the Saint Regis Mohawk Tribe to develop and manage gaming facilities in the State of New York. In November 2001, we signed comprehensive development and management agreements that will govern the construction and operation of the Tribe's planned $500 million casino and resort complex, which agreements were subsequently amended in November 2003. In October 2001, the New York State Legislature enacted a bill, which the governor signed, authorizing a total of six Indian casinos in the State of New York—three in Western New York and three in the Catskill Region. The legislation also gives the governor the authority to negotiate state compacts with the tribes without further approval by the legislature. The constitutionality of the legislation was challenged, and on July 17, 2003, the Supreme Court of the State of New York granted defendants' summary judgment motions, upholding the constitutionality of the legislation and dismissing plaintiffs' complaints in their entirety. The plaintiffs appealed this decision, and both sides were heard in December 2003. A decision on the appeal has not been issued.

The gaming industry is highly regulated, and we must adhere to various regulations and maintain our licenses to continue our operations.

        Each of our casinos is subject to extensive regulation under the laws, rules and regulations of the jurisdiction where it is located or docked. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, and persons with financial interests in the gaming operations. Some jurisdictions, however, empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to and periodic reports concerning the gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. For a summary of gaming regulations that affect our business, see "Regulation and Licensing." The regulatory environment in any particular jurisdiction may change in the future, and any such change could have a material adverse effect on our results of operations. We will also become subject to regulation in any other jurisdiction where we conduct gaming in the future.

Increased state taxation of gaming and hospitality revenues could adversely affect our results of operations.

        The general economic downturn has increased the need for state and local governments to fund budget deficits in many of the states where we have operations. In partial response, several state legislatures are currently considering proposals to increase existing taxes and/or enact new taxes on businesses operating within the state, or in some cases by specifically targeting additional tax measures at hotel casinos. These taxes may be significant and could adversely affect our results of operations. We cannot predict whether tax proposals will be enacted, and if so, what final form such new legislation will take, nor can we predict whether other states will ultimately enact similar proposals.

Energy price increases may adversely affect our costs of operations and our revenues.

        Our casino properties use significant amounts of electricity, natural gas and other forms of energy. While no shortages of energy have been experienced, substantial increases in the cost of electricity in the United States will negatively affect our operating results. The extent of the impact is subject to the magnitude and duration of the energy price increases, but this impact could be material. In addition, higher energy and gasoline prices which affect our customers may result in reduced visitation to our properties and a reduction in revenues.

A downturn in general economic conditions may adversely affect our results of operations.

        Our business operations are affected by international, national and local economic conditions. A recession or downturn in the general economy, or in a region constituting a significant source of customers for our properties, could result in fewer customers visiting our properties and a reduction in spending by customers who do visit our properties, which would adversely affect our revenues.

Acts of terrorism, as well as other factors affecting discretionary consumer spending and air travel, have impacted our industry and may harm our operating results and our ability to insure against certain risks.

        The terrorist attacks of September 11, 2001 had a significant impact on the travel and tourism industries in which we operate. In general, our Nevada properties are adversely affected by disruptions in air travel, regardless of cause. The significant reduction in both business and leisure air travel following the September 11th event significantly reduced visitation to our Las Vegas properties, with the result that our operating results declined significantly. Our properties in markets outside of

Las Vegas, which are not as dependent on air travel, did not experience as much business disruption. These events, the potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations. Future acts of terror in the United States or an outbreak of hostilities involving the United States may again reduce our guests' willingness to travel, with the result that our operations will suffer.

        Partly as a consequence of the events of September 11, 2001, and the threat of similar events in the future, premiums for a variety of insurance products have increased sharply, and some types of insurance coverage are simply no longer available. Although we endeavor to obtain and maintain insurance covering extraordinary events that would affect our properties, conditions in the marketplace have made it prohibitive for us to maintain insurance against losses and interruptions caused by terrorist acts and acts of war. If any such event were to affect part or all of one or more of our properties, we would likely suffer a substantial loss.

Our properties face a variety of risks that may result in loss.

        All our Las Vegas properties are in close proximity to each other. Our Atlantic City properties are also in close proximity to each other. If a natural disaster or calamity occurs in either market that affects these properties, our results may be impacted. Specifically, several of our properties are located in coastal areas and are subject to wind and flood damage from storms. In addition, all our properties could be considered at risk for terrorist or other hostile acts, and our properties can be victims of criminal acts by patrons and others. Conditions in the insurance marketplace have made it more difficult to purchase insurance on economically reasonable terms. As a result, we are now subject to significantly higher self-insured retentions on virtually all our insurance coverages, and we do not carry insurance against terrorist acts. For all these reasons, we are at a greater risk of loss than we have been in the past.

Our substantial and expanding international operations are subject to uncertainties that could affect our operating results.

        Certain of our properties are located in countries outside the United States where political and economic instability exposes us to additional risk. Such risks range from currency fluctuation risk, which could increase the volatility of our results from such operations, to outright expropriation. In addition, the system of laws in these jurisdictions may be different from the laws in the United States. As a result we may be subject to outcomes in legal disputes that are different from what might be expected in the United States.

The completion of our development projects are subject to many factors, some of which are beyond our control.

        Development projects are dependent on factors such as reaching definitive agreements with third parties, securing sites and land, obtaining requisite governmental approvals and competing for such development projects with other gaming and resort companies. Further, while we are pursuing and will continue to pursue development opportunities, there can be no assurance that such opportunities will become operational. Changes may be made in a project's scope, budgets and/or schedules for competitive, aesthetic or other reasons, and these changes may also result from circumstances beyond our control. These circumstances include weather interference, shortages of materials and labor, work stoppages, labor disputes, unforeseen engineering, environmental or geological problems and unanticipated cost increases. Any circumstances could give rise to delays in the completion of any project we undertake and/or cost overruns.

New construction and renovations of existing properties are subject to risks that may adversely affect timing and costs, many of which are beyond our control.

        We have various construction and renovation projects ongoing at any given time. Any existing or future construction can be affected by a number of factors, including time delays in obtaining necessary governmental permits and approvals, legal challenges, the ability to obtain appropriate insurance coverage at reasonable rates for such projects and other unanticipated costs.

There are several risks related to our pending merger with Harrah's Operating.

        There are several risks associated with our pending merger with Harrah's Operating. Some of these risks are listed below:

  •
  The completion of our pending merger with Harrah's Operating is subject to the vote of both Harrah's and Caesars' stockholders and the review process of various governmental regulatory authorities. A delay in regulatory approvals could delay and possibly prevent the consummation of the merger.

  •
  Difficulties with our integration into Harrah's Operating could adversely affect our business.

  •
  The price of Harrah's common stock at the time of completion of the merger might be lower than the price when the merger was publicly announced, which would decrease the value of the stock portion of merger consideration to be received by certain of our stockholders in the merger.

  •
  Stock consideration or cash consideration in the merger may be different than what our stockholders elect.

  •
  After the consummation of the merger, Harrah's Operating will have more indebtedness, which would adversely affect its cash flows and business.

  •
  If Harrah's is unable to finance the merger through cash flow, borrowings under its bank facility and additional financings, the consummation of the merger may be jeopardized.

  •
  Harrah's may not realize all of the anticipated benefits of the merger.

  •
  Both Harrah's and Caesars will have incurred substantial costs that may adversely affect Harrah's and Caesars financial results and operations and the market price of both Harrah's and Caesars common stock.

        For greater detail of the risks related to the pending merger, please see the section entitled "Risks Relating to the Merger" in our Merger Proxy Statement, which is incorporated herein by reference.

Risks Related to Investment in the Notes and Our Common Stock

Our substantial indebtedness could adversely affect our financial results and prevent us from fulfilling our obligations under the notes.

        At June 30, 2004, we had total consolidated indebtedness of approximately $4.5 billion, of which $2.1 billion ranks pari passu with the notes, and stockholders' equity of approximately $3.3 billion. As of June 30, 2004, we had $700 million outstanding under our $2.0 billion credit facility.

        As of June 30, 2004, after giving effect to the merger of Caesars with Harrah's Operating, Harrah's Operating would have had total consolidated indebtedness of approximately $11.7 billion, of which $11.6 billion would be at the Harrah's Operating level.

        The notes do not restrict our ability to borrow additional funds in the future, nor do they provide holders any protection should we be involved in a highly leveraged transaction. If we add new indebtedness to our anticipated debt levels following or prior to an acquisition, it could increase the related risks that we face.

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  limit our ability to satisfy our obligations with respect to the notes;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate activities;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and industry;

  •
  place us at a competitive disadvantage compared to other less leveraged competitors; and

  •
  limit our ability to borrow additional funds.

Servicing our indebtedness will require a significant amount of cash and our ability to generate sufficient cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures depends on our ability to generate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. Historically, we have depended on the debt capital markets as a source of financing, as well as on availability under our credit facilities. Our ability to borrow funds under our credit facilities in the future will depend on our meeting the financial covenants in the agreements, including an interest coverage test and a leverage ratio test. We cannot assure you that our business will generate cash flow from operations, that we will continue to have access to the debt capital markets or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow or refinance our indebtedness on commercially reasonable terms would have a material adverse effect on our financial condition, results of operations and ability to satisfy our obligations under the notes.

We are a holding company and depend on the business of our subsidiaries to satisfy our obligations under the notes.

        We are a holding company. Our subsidiaries conduct substantially all our consolidated operations and own substantially all our consolidated assets. Consequently, our cash flow and our ability to pay our debts depend upon our subsidiaries' cash flow and their payment of funds to us. Our subsidiaries are not obligated to make funds available to us for payment on the notes or otherwise. In addition, our subsidiaries' ability to make any payments to us will depend on their earnings, the terms of their indebtedness, business and tax considerations, legal and regulatory restrictions and economic conditions. These payments may not be adequate to pay interest and principal on the notes when due. In addition, their ability to make payments to us depends on applicable law and debt instruments to which they or we are a party, which may include requirements to maintain minimum levels of working capital and other assets. The notes effectively rank junior to all existing and future liabilities of our subsidiaries, including trade payables. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payment of its liabilities, the subsidiary might not have sufficient assets remaining to make any payments to us so that we can meet our obligations as the holding company, including our obligations to you under the notes. As of June 30, 2004, our subsidiaries had approximately $3 million of debt. The indenture governing the notes does not limit the ability of our subsidiaries to incur additional debt.

You are required to dispose of your notes or shares or redeem your notes or shares if any gaming authority finds you unsuitable to hold them.

        By holding the notes, you may be required to be found suitable by the gaming regulatory authorities who have jurisdiction over us and our subsidiaries. Further, you are required to dispose of your notes or shares or redeem your notes or shares if any gaming authority finds you unsuitable to hold them or in order to otherwise comply with gaming laws to which we are subject, as more fully described in the sections entitled "Regulation and Licensing" and "Description of the Notes—Mandatory Disposition Pursuant to Gaming Laws." In addition, by holding the notes, you may be deemed to be a beneficial owner of the shares into which the notes are convertible by certain of the gaming authorities even if none of the events triggering your conversion rights has occurred. As a result, you may be required to dispose of your notes if any gaming authority finds you unsuitable to hold the underlying shares or to otherwise comply with gaming laws to which we are subject if you are deemed to be a beneficial owner of such underlying shares.

You may require us to repurchase the notes upon consummation of the merger with Harrah's Operating and we cannot assure you that after the merger there will be sufficient funds to repurchase the notes.

        Under the indenture governing the notes, the merger with Harrah's Operating will constitute a "change in control" of the Company. As a result, within thirty days following the merger, we are required to send you a notice offering to purchase all of the notes at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest (including liquidated damages, if any). Within the specified amount of business days of that notice, you may inform us of your desire to tender the notes and we will be obligated to make such payment on the next interest record date.

        We cannot assure you that, upon consummation of the merger, we will have sufficient funds to repurchase the notes or that we will be able to obtain financing on commercially reasonable terms to us. In addition, any indebtedness that we incur to refinance the notes which are tendered may not be subordinated to the outstanding notes and may take on the form of secured debt. Our inability to repurchase all the notes tendered would constitute an event of default under the indenture and could, in turn, result in an event of default under our other outstanding indebtedness.

Upon conversion events subsequent to the right to convert that will be triggered by the proposed Harrah's merger, a conversion of the notes would be a taxable exchange.

        If the proposed merger with Harrah's Operating is consummated, the notes will become convertible based upon Harrah's common stock instead of our common stock. Therefore, if you convert your notes upon a conversion event subsequent to the right to convert triggered by the merger, the conversion should be a taxable exchange, and you should recognize gain or loss in the manner described under "Certain United States Federal Income Tax Considerations—Effects of the Harrah's Merger—U.S. Holders who do not Convert their Notes into Merger Consideration Pursuant to the Merger."

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the value of your shares is determined.

        The Conversion Value that you will receive upon conversion of your notes is in part determined by the average of the closing price per share of our common stock for the ten trading days beginning on the second trading day after which the notes are tendered for conversion. Accordingly, if the price of our common stock decreases after you tender your notes for conversion, the Conversion Value you receive may be adversely affected.

We may not have sufficient funds to pay the Principal Return on the notes.

        Upon conversion of the notes, we will be required to pay the Principal Return on such notes. If a significant number of holders were to tender their notes for conversion at any given time, we may not have the financial resources available to pay the Principal Return on all such notes tendered for conversion.

Before conversion, holders of the notes will not be entitled to any stockholder rights, but will be subject to all changes affecting our shares.

        If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including voting rights and rights to receive dividends or distributions. However, the common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion price, you will be entitled only to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares. For example, if we seek approval from shareholders for a potential merger, or if an amendment is proposed to our certificate of incorporation or by-laws that requires shareholder approval, holders of notes will not be entitled to vote on the merger or amendment.

The price of our common stock, and therefore the price of the notes, may fluctuate significantly, which may make it difficult for holders to resell the notes or the shares of our common stock issuable upon conversion of the notes when desired or at attractive prices.

        During 2003, the sale price of our common stock on the New York Stock Exchange ranged from $6.50 to $11.09 per share and from January 1, 2004 to November 2, 2004, the price has ranged from $10.93 to $18.20 per share. Our closing sale price on November 2, 2004 was $17.90 per share. Our stock price may fluctuate in response to a number of events and factors, such as variations in operating results, actions by various regulatory agencies, litigation, market perceptions of our financial reporting, changes in financial estimates and recommendations by securities analysts, the actions of rating agencies, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions.

        Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. Holders who receive common stock upon conversion also will be subject to the risk of volatility and depressed prices of our common stock. In addition, the existence of the notes may encourage short selling in our common stock by market participants because the conversion of the notes could depress the price of our common stock.

        After completion of the merger of Caesars with Harrah's Operating, our notes will be convertible based on Harrah's common stock price. During 2003, the sale price of Harrah's common stock on the New York Stock Exchange ranged from $30.30 to $49.64 per share, and from January 1, 2004 to November 2, 2004, the price has ranged from $43.94 to $59.40 per share. The closing sale price on Harrah's common stock on November 2, 2004 was $58.38 per share. For many of the reasons set forth above, the price of Harrah's common stock may fluctuate significantly, as well, and therefore similar risks to those described above will continue to apply to the notes after the merger.

Future issuances of our securities could dilute your ownership.

        A substantial number of shares of our common stock are subject to stock options, and these notes may be converted into shares of common stock. As of November 1, 2004, there were 12,934,061 shares of our common stock underlying vested stock options eligible for sale.

        A substantial number of shares of Harrah's common stock are also subject to stock options. After completion of the merger of Caesars with Harrah's Operating, these notes may be convertible into shares of Harrah's common stock. As of November 1, 2004, there were 3,254,633 shares of Harrah's common stock underlying vested stock options eligible for sale.

        We may also decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of current stockholders will be reduced, and the new equity securities may have rights prior to those of the common stock issuable upon conversion of the notes. We cannot predict the effect, if any, that future sales of our common stock or notes, or the availability of shares of our common stock or notes for future sale, will have on the market price of our common stock or notes. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options or warrants or the conversion of the notes), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and notes.

An active trading market may not develop for these notes.

        There is no public market for the notes. We have been informed that one or more broker-dealers makes a market in the notes. However, they may cease their market-making activity at any time. In addition, the liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by changes in the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for these notes.

USE OF PROCEEDS

        We will not receive any proceeds from the resale of the notes or the shares of common stock offered by this prospectus.

CAESARS PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock trades on the New York Stock Exchange under the symbol "CZR." The following table sets forth, for the calendar quarters indicated, the high and low sale prices of our common stock on the New York Stock Exchange Composite Tape. On November 2, 2004, the closing price of our common stock was $17.90 per share.

	Common Stock Price
	High	Low
2002
First Quarter	$10.98	$8.70
Second Quarter	12.93	9.50
Third Quarter	10.53	7.38
Fourth Quarter	8.79	6.06
2003
First Quarter	8.64	6.50
Second Quarter	9.23	6.90
Third Quarter	10.00	8.22
Fourth Quarter	11.09	8.87
2004
First Quarter	13.74	10.93
Second Quarter	15.22	12.01
Third Quarter	16.84	13.20
Fourth Quarter (through November 2, 2004)	18.20	16.68

        As of November 1, 2004, there were 9,614 holders of record of our common stock.

        We have not paid cash dividends in recent years, and we do not currently anticipate paying cash dividends.

HARRAH'S PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Harrah's common stock trades on the New York Stock Exchange under the symbol "HET." The following table sets forth, for the calendar quarters indicated, the high and low sale prices of Harrah's common stock on the New York Stock Exchange Composite Tape. On November 2, 2004, the closing price of Harrah's common stock was $58.38 per share.

	Common Stock Price
	High	Low
2002
First Quarter	$45.39	$34.95
Second Quarter	51.35	41.70
Third Quarter	49.30	39.51
Fourth Quarter	50.60	37.65
2003
First Quarter	40.75	30.30
Second Quarter	44.30	34.20
Third Quarter	44.11	38.65
Fourth Quarter	49.94	40.85
2004
First Quarter	56.40	48.90
Second Quarter	57.50	50.86
Third Quarter	55.21	43.94
Fourth Quarter (through November 2, 2004)	59.40	52.78

        As of November 1, 2004, there were 8,424 holders of record of Harrah's common stock.

        The holders of Harrah's common stock receive dividends if and when declared by the Harrah's board of directors. In February 2004 and April 2004, the Harrah's board of directors declared dividends of $0.30 per share of Harrah's common stock, which were paid on February 25, 2004, based on Harrah's stockholders of record on February 11, 2004, and May 26, 2004, based on Harrah's stockholders of record on May 12, 2004. In July 2004, the Harrah's board of directors declared dividends of $0.33 per share of Harrah's common stock, which were paid on August 25, 2004 based on Harrah's stockholders of record on August 11, 2004. In October 2004, the Harrah's board of directors declared dividends of $0.33 per share of Harrah's common stock, which are payable on November 24, 2004 based on Harrah's stockholders of record on November 10, 2004. In addition, quarterly cash dividends of $0.30 per share of Harrah's common stock were also declared and paid in the third and fourth quarters of 2003.

CAESARS RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our consolidated ratio of earnings to fixed charges for each of the last five years and the six months ended June 30, 2004 and 2003.

	Six months Ended June 30,		Fiscal Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges	2.4x	1.8x	1.4x	1.7x	1.3x	1.6x	2.1x

        For purposes of calculating our ratio of earnings to fixed charges: (1) earnings represent income from continuing operations before income taxes, minority interest and equity in earnings of unconsolidated affiliates plus fixed charges (reduced by capitalized interest) and cash distributions from unconsolidated affiliates; and (2) fixed charges consist of interest expense, including capitalized interest, amortization of debt issuance costs and an estimate of the interest expense within rental expense.

HARRAH'S RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth Harrah's consolidated ratio of earnings to fixed charges for each of the last five years and the six months ended June 30, 2004 and 2003.

	Six months Ended June 30,		Fiscal Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges	3.1x	2.9x	2.8x	2.9x	2.1x	2.2x	2.6x

        The ratio of earnings to fixed charges of Harrah's is computed by dividing income/(loss) from continuing operations by fixed charges. For this purpose, "earnings" include net income (loss) before taxes and fixed charges. "Fixed charges" include interest, whether expensed or capitalized, amortization of debt expense and the portion of rental expense that is representative of the interest factor in these rentals.

REGULATION AND LICENSING

        The gaming operations of each of Caesars and Harrah's are subject to extensive regulation, and each of Caesars, Harrah's and their respective subsidiaries hold registrations, approvals, gaming licenses or permits in each jurisdiction in which it operates gaming activities. In each of these jurisdictions, certain regulatory requirements must be complied with and/or certain approvals must be obtained in connection with the merger. Caesars' and Harrah's respective obligations to complete the merger are conditioned upon all material gaming regulatory approvals and authorizations having been obtained. For more information, see "The Merger Agreement—Regulatory and Antitrust Approval" in our Merger Proxy Statement, which is incorporated herein by reference.

        For a complete description of the regulatory requirements applicable to Harrah's and Caesars, see "Description of Governmental Regulation" filed at Exhibit 99.1 to Harrah's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and "Business—Regulation and Licensing" in Caesars' Annual Report on Form 10-K for the fiscal year ended December 31, 2003. For a summary of the various applicable gaming regulatory requirements with respect to the merger, see "Regulatory Approvals Required for the Merger—Gaming Regulation" in our Merger Proxy Statement, which is incorporated herein by reference.

DESCRIPTION OF THE NOTES

        We issued the notes under an indenture, dated as of April 7, 2004, U.S. Bank National Association, as trustee. The following description is only a summary of the material provisions of the notes and the related indenture. We urge you to read the indenture and the notes in their entirety because they, and not this description, define your rights as holders of the notes. You may obtain copies of these documents by visiting the SEC's website at www.sec.gov as set forth under the caption "Available Information," or you may request copies of these documents at our address shown under the caption "Available Information." The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to the "we," "us," "our" and "Caesars" include only Caesars Entertainment, Inc. and not its subsidiaries. The proposed merger of Caesars with Harrah's Operating will have a number of effects on the notes. For information regarding the effects of the merger on the notes, see "—Effect of the Harrah's Merger on the Notes."

General

        We issued the notes in this offering in an aggregate principal amount of $375,000,000. The notes are our senior unsecured obligations and will mature on April 15, 2024, unless earlier redeemed at our option as described under "—Optional Redemption of the Notes," repurchased by us at a holder's option on certain dates as described under "—Repurchase of Notes at the Option of the Holder," or upon a change in control of Caesars as described under "—Right to Require Repurchase of Notes Upon a Change in Control" or converted at a holder's option as described under "—Conversion Rights."

        The indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or liens or the repurchase of our securities, and does not contain any financial covenants. Other than as described under "—Right to Require Repurchase of Notes Upon a Change in Control," the indenture contains no covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction.

Interest

        The notes bear interest at a per annum rate equal to 3-month LIBOR, adjusted quarterly.

        Interest is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on July 15, 2004. Interest on the notes accrues from April 7, 2004 or, if interest has already been paid, from the date on which it was most recently paid. We will make each interest payment to persons who are holders of record of the notes at the close of business on the immediately preceding January 1, April 1, July 1 and October 1, whether or not this day is a business day. Interest (including liquidated damages, if any) payable upon redemption or repurchase will be paid to the person to whom principal is payable unless the redemption or repurchase date is between the close of business on any record date for the payment of interest and the opening of business on the related interest payment date. Interest on the notes is computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay the principal of, and interest (including liquidated damages, if any) on, the notes at the office or agency maintained by us with the trustee in the Borough of Manhattan in New York City. We reserve the right to pay interest to holders of any notes in certificated form by check mailed to the holders at their registered addresses. However, a holder of such notes with an aggregate principal amount in excess of $1,000,000 may request payment by wire transfer in immediately available funds to an account in North America.

        The interest rate will be determined by the trustee acting as calculation agent. The interest rate for each quarterly period (other than the period before the first interest payment date) will be reset on the first day of such quarterly period (which we refer to as the interest adjustment date), which will be the interest payment date for the immediately preceding quarterly period. The adjusted interest rate will be based upon 3-month LIBOR, determined on the second preceding London banking day prior to the applicable interest adjustment date (the "Interest Determination Date") as described below.

        The term "3-month LIBOR" means, with respect to any Interest Determination Date:

          (a)   the rate for 3-month deposits in United States dollars commencing on the second London banking day succeeding the Interest Determination Date, that appears on the Moneyline Telerate Page 3750 (as described below) as of 11:00 a.m., London time, on the Interest Determination Date; or

          (b)   if no rate appears on the particular Interest Determination Date on the Moneyline Telerate Page 3750, the rate calculated by the calculation agent as the arithmetic mean of at least two offered quotations obtained by the calculation agent after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the second London banking day succeeding the Interest Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

          (c)   if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by the calculation agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York time, on the particular Interest Determination Date by three major banks in the City of New York selected by the calculation agent for loans in United States dollars to leading European banks for a period of three months commencing on the second London banking day succeeding the Interest Determination Date, and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

          (d)   if the banks so selected by the calculation agent are not quoting as mentioned in clause (c), 3-month LIBOR in effect immediately prior to the particular Interest Determination Date (or 1.11% per annum in the case of the interest adjustment date on July 15, 2004).

        "Moneyline Telerate Page 3750" means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) or such other service or services as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying the London interbank rates of major banks for United States dollars.

        "London banking day" means a day on which commercial banks are open for business, including dealings in United States dollars, in London, England.

        The term "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Conversion Rights

        Subject to the restrictions described in this "Description of the Notes," a holder may convert any outstanding notes into cash and, if applicable, shares of our common stock at an initial "Conversion Price" per share of $22.29 in accordance with the conversion mechanism set forth below. This represents an initial "Conversion Rate" of approximately 44.8632 shares of our common stock per $1,000 in principal amount of the notes. The Conversion Price and resulting Conversion Rate are, however, subject to adjustment as described below under "—Conversion Price Adjustments." A holder may convert notes only in denominations of $1,000 and integral multiples of $1,000.

General

        Holders may surrender notes for conversion into cash, and if applicable, shares of our common stock prior to the maturity date in the following circumstances:

  •
  during any calendar quarter commencing after the date of original issuance of the notes, if the common stock price (as defined below) for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs is more than 120% of the Conversion Price on that 30th trading day;

  •
  if we have called the particular notes for redemption and the redemption has not yet occurred;

  •
  during the five trading day period immediately after any five consecutive trading day period in which the average trading price of $1,000 principal amount of the notes for each day of such five consecutive trading day period was less than 95% of the product of the common stock price on such day multiplied by the Conversion Rate on such day; or

  •
  upon the occurrence of specified corporate transactions.

        Subject to certain exceptions described below under "—Conversion Upon Satisfaction of Trading Price Condition" and "—Conversion Upon Specified Corporate Transactions," once notes are tendered for conversion, holders tendering the notes will be entitled to receive, per $1,000 principal amount of notes, cash and, if applicable, shares of our common stock, the aggregate value of which (the "Conversion Value") will be equal to the product of:

          (1)   the Conversion Rate then in effect; and

          (2)   the average of the common stock prices for the ten consecutive trading days (appropriately adjusted to take into account the occurrence during such period of stock splits and similar events) beginning on the second trading day immediately following the day the notes are tendered for conversion (the "Ten Day Average Closing Stock Price").

        Subject to certain exceptions described below and under "—Conversion Upon Satisfaction of Trading Price Condition" and "—Conversion Upon Specified Corporate Transactions," we will deliver the Conversion Value of the notes surrendered for conversion to converting holders as follows:

          (1)   an amount in cash (the "Principal Return") equal to the lesser of (a) the aggregate Conversion Value of the notes to be converted and (b) the aggregate principal amount of the notes to be converted;

          (2)   if the aggregate Conversion Value of the notes to be converted is greater than the Principal Return, an amount in whole shares (the "Net Shares"), determined as set forth below, equal to such aggregate Conversion Value less the Principal Return (the "Net Share Amount"); and

          (3)   an amount in cash in lieu of any fractional shares of common stock.

        The number of Net Shares to be paid will be determined by dividing the Net Share Amount by the Ten Day Average Closing Stock Price. The cash payment for fractional shares also will be based on the Ten Day Average Closing Stock Price.

        The Conversion Value, Principal Return, Net Share Amount and the number of Net Shares will be determined by us at the end of the ten consecutive trading day period beginning on the second trading day immediately following the day the notes are tendered for conversion (the "Determination Date").

        We will pay the Principal Return and cash in lieu of fractional shares and deliver the Net Shares, if any, as promptly as practicable after the Determination Date, but in no event later than four business days thereafter.

        Delivery of the Principal Return, Net Shares and cash in lieu of fractional shares will be deemed to satisfy our obligation to pay the principal amount of the notes and accrued interest and any liquidated damages payable on the notes, except as described below. Accrued interest and any liquidated damages will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the Conversion Price to account for accrued interest.

        Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued but unpaid interest (including liquidated damages, if any) on a converted note, or on account of dividends or distributions on shares of our common stock issued in connection with the conversion. If notes are converted after a regular record date and prior to the opening of business on the next interest payment date, including the date of maturity, holders of such notes at the close of business on the regular record date will receive the interest (and liquidated damages, if any) payable on such notes on the corresponding interest payment date notwithstanding the conversion. In such event, when the holder surrenders the note for conversion, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date (including liquidated damages, if any) on the principal amount to be converted. The foregoing sentence will not apply to notes called for redemption on a redemption date within the period between the close of business on the record date and the opening of business on the interest payment date, or to notes surrendered for conversion on the interest payment date.

        If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice in accordance with the provisions of the indenture, together, if the notes are in certificated form, with the certificated security, to the trustee who will, on your behalf, convert the notes into cash and shares of our common stock. You may obtain copies of the required form of the conversion notice from the trustee. If a holder of a note has delivered notice of its election to have such note repurchased at the option of such holder on April 15, 2009, 2014 and 2019 or as a result of a change in control, such note may be converted only if the notice of election is withdrawn as described under "—Repurchase of the Notes at the Option of the Holder" or "—Right to Require Repurchase of Notes Upon a Change of Control."

        The "common stock price" on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date for our common stock as reported in composite transactions on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by The Nasdaq System.

        A "trading day" means any regular or abbreviated trading day of The New York Stock Exchange.

Conversion Upon Satisfaction of Common Stock Price Condition

        A holder may surrender any of its notes for conversion during any fiscal quarter commencing after the issuance of the notes, if the common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the fiscal quarter preceding the quarter in which the conversion occurs is more than 120% of the Conversion Price on that 30th trading day.

Conversion Upon Notice of Redemption

        A holder may surrender for conversion any note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Satisfaction of Trading Price Condition

        A holder may surrender any of its notes for conversion during the five trading day period immediately after any five consecutive trading day period in which the trading price of $1,000 in principal amount of the notes (as determined following a request by a holder of the notes in accordance with the procedures described below) for each day of such five consecutive trading day period was less than 95% of the product of the common stock price on such day multiplied by the number of shares issuable upon conversion of $1,000 in principal amount of the notes (the "trading price condition"); provided that, if on the date of any conversion pursuant to the trading price condition, the common stock price on such date is greater than the Conversion Price on such date but less than 120% of the Conversion Price on such date, then the Conversion Value the holder will be entitled to receive will be equal to the principal amount of the notes surrendered plus accrued but unpaid interest (including liquidated damages, if any) as of the conversion date.

        The "trading price" of the notes on any date of calculation means the average of the secondary market bid quotations per $1,000 in principal amount of notes obtained by the trustee for $5,000,000 in principal amount of the notes at approximately 3:30 p.m., New York City time, on such calculation date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids will be used, and if only one such bid can reasonably be obtained by the trustee, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 in principal amount of the notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be determined in good faith by a member firm of the New York Stock Exchange selected by Caesars.

        The trustee will have no obligation to determine the trading price of the notes unless we have requested such determination in writing, and we will have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price of the notes on any date would be less than 95% of the product of the common stock price on such date and the Conversion Rate then in effect. At such time, we will instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price of the notes is greater than or equal to 95% of the product of the common stock price and the Conversion Rate.

Conversion Upon Specified Corporate Transactions

        If we elect to:

  •
  distribute to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring not more than 60 days after the date of distribution, shares of our common stock at less than the average common stock price for the ten trading days immediately preceding the date that such distribution was first publicly announced; or

  •
  distribute to all holders of our common stock cash, other assets, debt securities or certain rights or warrants to purchase our securities, which distribution has a per share value exceeding 10% of the common stock price on the trading day immediately preceding the date that such distribution was first publicly announced, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision does not apply if the holder of a note otherwise participates in the distribution on an as-converted basis solely into shares of our common stock at the then applicable Conversion Price without conversion of such holder's notes.

        In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our properties and assets or other similar transaction, in each case pursuant to which the shares of our common stock would be converted into cash, securities or other property, a holder may surrender its notes for conversion at any time from and after the effective date of such transaction until and including the date that is 15 days after the effective date of such transaction. If the transaction also constitutes a change in control, such holder can instead require us to repurchase all or a portion of its notes as described under "—Right to Require Repurchase of Notes Upon a Change in Control."

Conversion Price Adjustments

        We will adjust the Conversion Price if (without duplication):

          (1)   we issue shares of our common stock to all holders of shares of our common stock as a dividend or distribution on our common stock;

          (2)   we subdivide or combine our outstanding common stock;

          (3)   we issue to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring not more than 60 days after the date of distribution, shares of our common stock at less than the average common stock price for the ten trading days immediately preceding the date that such distribution was first publicly announced; provided that no adjustment will be made if holders of the notes may participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate;

          (4)   we distribute to all holders of our common stock evidences of our indebtedness, shares of our capital stock (other than shares of our common stock), other securities or other assets, or rights, warrants or options, excluding (a) those rights, warrants or options referred to in clause (3) above; (b) any dividend or distribution paid in cash referred to in clause (5) below; and (c) those dividends and distributions referred to in clause (1) above; provided that no adjustment will be made if holders of the notes may participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate;

          (5)   we declare a cash dividend or cash distribution to all of the holders of our common stock. If we declare such a cash dividend or cash distribution, the Conversion Price shall be decreased to equal the price determined by multiplying the Conversion Price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price—Dividend Adjustment Amount)
(Pre-Dividend Sale Price)

  provided that no adjustment to the Conversion Price or the ability of a holder of a note to convert will be made if we provide that holders of notes will participate in the cash dividend or cash distribution without conversion; provided further, that if the numerator of the foregoing fraction is less than $1.00 (including a negative amount), then in lieu of any adjustment under this clause (5), we shall make adequate provision so that each holder of notes shall have the right to receive upon conversion, in addition to the cash and shares of common stock issuable upon such conversion, the amount of cash such holder would have received had such holder converted its notes immediately prior to the record date for such cash dividend or cash distribution at the Conversion Rate and for the Conversion Value in effect at such time. "Pre-Dividend Sale Price" means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution. "Dividend Adjustment Amount" means the full amount of the cash dividend or cash distribution applicable to one share of our common stock; or

          (6)   we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer, other than an odd-lot offer, for our common stock to the extent that the offer involves aggregate consideration that, together with any cash and the fair market value of any other consideration payable in respect of any tender or exchange offer by us or any of our subsidiaries for shares of our common stock consummated within the preceding 12 months not triggering a Conversion Price adjustment, exceeds an amount equal to 12.5% of the market capitalization of our common stock on the expiration date of the tender offer.

        If the rights provided for in our rights agreement, dated as of December 29, 1998, have separated from our common stock in accordance with the provisions of our rights plan so that the holders of the notes would not be entitled to receive any rights in respect of shares of our common stock issuable upon conversion of the notes, the Conversion Price will be adjusted as provided in clause (4) above, subject to readjustment in the event of expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our rights plan to provide that upon conversion of the notes, the holders will receive, in addition to the cash and shares of our common stock issuable upon such conversion, the rights that would have attached to such shares of our common stock issuable upon conversion of the notes solely into shares of our common stock at the then applicable Conversion Price, if the rights had not become separated from our common stock under our rights agreement. See "Description of Capital Stock—Preferred Stock Purchase Rights." Our existing rights plan expires on December 29, 2008. To the extent that we adopt any future rights plan, upon conversion of the notes, you will receive, in addition to the cash and the shares of our common stock issuable upon such conversion, the rights under the future rights plan in respect of the shares of our common stock issuable upon conversion of the notes solely into shares of our common stock at the then applicable Conversion Price, whether or not the rights have separated from our common stock at the time of conversion, and no adjustment to the Conversion Price will be made in connection with any distribution of rights thereunder.

        If we reclassify our common stock or we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our properties and assets or other similar transaction, in each case pursuant to which the shares of our common stock are converted into cash, securities, or other property, then at the effective time of the transaction, a holder's right to convert its notes into cash and shares of our common stock will be changed into a right to convert such notes into the kind and amount of cash, securities and other property that such holder would have received if such holder had converted such notes solely into shares of our common stock at the then applicable Conversion Price immediately prior to the effective date of such transaction.

        The Conversion Price will not be adjusted for the issuance of our common stock (or securities convertible into or exchangeable for our common stock), except as described above. For example, the Conversion Price will not be adjusted upon the issuance of shares of our common stock:

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  under any present or future employee benefit plan or program of ours; or

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  pursuant to the exercise of any option, warrant or right to purchase our common stock, the exchange of any exchangeable security for our common stock or the conversion of any convertible security into our common stock, in each case so long as such option, warrant, right to purchase, exchangeable security or convertible security is outstanding as of the date the notes are first issued.

        We will not issue fractional shares of common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based on the Ten Day Average Closing Stock Price.

        If we make a distribution of property to our shareholders that would be taxable to them as a dividend for United States federal income tax purposes and the Conversion Price is decreased, this decrease will generally be deemed to be the receipt of taxable income by U.S. holders (as defined in

"Certain United States Federal Income Tax Considerations") of the notes and would generally result in withholding taxes for non-U.S. holders (as defined in "Certain United States Federal Income Tax Considerations"). Because this deemed income would not give rise to any cash from which any applicable withholding tax could be satisfied, we may set-off any such withholding tax against cash payments of interest payable on the notes. See "Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Constructive Dividends" and "—Consequences to Non-U.S. Holders—Dividends."

        We may from time to time reduce the Conversion Price if our board of directors determines that this reduction would be in the best interests of Caesars. Any such determination by our board of directors will be conclusive. Any such reduction in the Conversion Price must remain in effect for at least 20 trading days or such longer period as may be required by law. In addition, we may from time to time reduce the Conversion Price if our board of directors deems it advisable to avoid or diminish any income tax to holders of our common stock resulting from any stock or rights distribution on our common stock.

Effect of the Harrah's Merger on the Notes

        Our proposed merger with Harrah's Operating will affect both the "Change in Control" and "Conversion Rights" provisions of the indenture. Upon consummation of the merger, Harrah's Operating will be the surviving corporation and the obligor on the notes, and the conversion provisions of the notes will be based upon Harrah's common stock price. In addition, Harrah's will guarantee the notes on a joint and several, unconditional basis. In accordance with the requirements of the indenture, prior to completion of the merger, Caesars, Harrah's and Harrah's Operating will execute and deliver a supplemental indenture that will provide for the assumption of Caesars' obligations under the notes and the indenture by Harrah's Operating and amend the conversion provisions in the indenture to allow for the conversion of the notes to be based upon Harrah's common stock rather than Caesars common stock.

        The merger with Harrah's Operating will constitute a change in control. As such, each holder of the notes will have the right to require Harrah's Operating, as the company surviving the merger and the new obligor on the notes, to repurchase all or a portion of the holder's notes on the dated fixed by Harrah's Operating that is not less than 30 days nor more than 45 days after Harrah's Operating gives notice of the change in control. Harrah's Operating will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase. See "—Right to Require Repurchase of Notes Upon a Change in Control."

        The merger with Harrah's Operating will also trigger the right of holders of the notes to convert their notes into the merger consideration received by holders of our common stock for a period of 15 days following the completion of the merger. See "—Conversion Rights—Conversion Upon Specified Corporate Transactions." In the merger, holders of our common stock will have the right to elect to receive either $17.75 in cash or 0.3247 of a share of Harrah's common stock for each outstanding share of our common stock, subject to limitations on the aggregate amount of cash to be paid and the number of shares of Harrah's stock to be issued.

        The merger has been structured, and adjustments to the elections of Caesars stockholders will be made, so that the aggregate number of shares of Caesars common stock to be converted into shares of Harrah's common stock in the merger will equal 66.42% of the number of shares of Caesars common stock outstanding immediately prior to the merger, which amount is referred to as the "stock cap." Therefore, the aggregate number of shares of Harrah's common stock that will be issued to Caesars stockholders and the aggregate amount of cash which will be paid to Caesars stockholders will each be fixed, with the fixed amount of cash to be paid to Caesars stockholders being referred to as the "cash cap." The stock elections in the merger are subject to proration to preserve this fixed number of shares of Harrah's common stock to be issued and cash to be paid in the merger. If the aggregate number of shares held by Caesars stockholders electing to receive Harrah's common stock exceeds the stock cap, then a sufficient amount of cash consideration instead of stock consideration will be allocated to those stockholders so that the aggregate number of shares of Caesars common stock to be converted into shares of Harrah's common stock in the merger equals the stock cap, subject to rounding and the adjustment provisions of the merger agreement. If the aggregate number of shares held by Caesars stockholders who are deemed to have elected to receive cash exceeds the aggregate amount of cash that will be paid to Caesars stockholders in the merger, then a sufficient amount of stock consideration instead of cash consideration will be allocated to those stockholders so that the aggregate amount of cash to be paid by Harrah's in the merger equals the cash cap, subject to rounding and the adjustment provisions of the merger agreement.

        During the 15-day conversion period following the merger, holders of the notes that elect to convert their notes will have the right to determine whether they will receive the merger consideration paid to holders of our common stock who elected to receive cash or the merger consideration paid to holders of our common stock who elected to receive Harrah's common stock. For more information regarding the merger and the merger consideration, please see our Merger Proxy Statement, which is incorporated herein by reference.

        After the merger is completed, the Conversion Rate, the Conversion Price and, subject to certain exceptions described above under "—Conversion Upon Satisfaction of Trading Price Condition" and "—Conversion Upon Specified Corporate Transactions," the Conversion Value holders of the notes will receive upon subsequent conversion events, including the Net Share Amount, will be based upon the Harrah's common stock price. Therefore, the initial Conversion Price after the merger would be $68.65 per share of Harrah's common stock, and the Conversion Rate would be approximately 14,5666 shares of Harrah's common stock per $1,000 principal amount of notes, assuming a ratio of 0.3247 of a share of Harrah's common stock for one share of Caesars common stock and that there are no adjustments to the merger consideration prior to the completion of the merger and assuming no events took place between the date of this prospectus and the date of the merger that would require an adjustment to the Conversion Price pursuant to "—Conversion Price Adjustments." The Conversion Value holders tendering the notes would be entitled to receive upon a subsequent conversion event, per $1,000 principal amount of notes, would be equal to the product of (a) the Conversion Rate then in effect and (b) the Ten Day Average Closing Stock Price of Harrah's common stock.

        Harrah's has paid cash dividends on its common stock in each of its last five fiscal quarters. Most recently, the Harrah's board of directors declared dividends of $0.33 per share of Harrah's common stock in October 2004, which are payable on November 24, 2004 based on Harrah's stockholders of record on November 10, 2004. As set forth above in clause (5) under "—Conversion Price Adjustments," the Conversion Price is to be adjusted for the declaration or payment of cash dividends. After the merger is completed, if Harrah's continues to pay these cash dividends, the Conversion Price for the notes would be subject to adjustment for such dividends as provided under "—Conversion Price Adjustments."

Ranking

        The notes are our senior unsecured obligations and rank equally in right of payment with our existing and future senior indebtedness and senior to any existing and future subordinated indebtedness. The notes are effectively subordinated to our future secured indebtedness, if any, to the extent of the value of the assets securing such secured indebtedness. As of June 30, 2004, we had no senior secured indebtedness and $2.1 billion of senior unsecured indebtedness ranking pari passu with the notes. In addition, we had $1.3 billion of additional availability under our credit facilities, all of which is unsecured indebtedness ranking pari passu with the notes. The notes are structurally subordinated to all liabilities of our subsidiaries. As of June 30, 2004, our subsidiaries had approximately $3 million of indebtedness outstanding.

Optional Redemption of the Notes

        Beginning on April 20, 2009, we may redeem the notes, in whole at any time, or in part from time to time, for cash at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of redemption. We will give not less than 30 days' nor more than 60 days' notice of redemption by mail to holders of the notes.

        If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may select for redemption portions of the principal amount of any note in principal amounts of $1,000 and integral multiples thereof.

Repurchase of Notes at the Option of the Holder

        A holder has the right to require us to repurchase all or a portion of its notes on April 15, 2009, 2014 and 2019. We will repurchase the notes tendered pursuant to any of these put rights for an amount of cash equal to 100% of the principal amount of the notes on the date of repurchase, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase.

        We are required to give notice on a date not less than 30 business days prior to each date of repurchase to the trustee and all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to repurchase their notes.

        The repurchase notice given by a holder electing to require us to repurchase its notes may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the date of repurchase.

        Payment of the repurchase price for the notes will be made promptly following the later of the date of repurchase and the time of delivery of the notes.

        If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the date of repurchase in accordance with the terms of the indenture, then, immediately after the date of repurchase, the note will cease to be outstanding, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

        The repurchase notice given by a holder electing to require that we repurchase the holder's notes may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

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  the principal amount being withdrawn;

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  the principal amount, if any, not being withdrawn; and

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  if certificated notes have been issued, the certificate numbers of the notes being withdrawn.

        Our ability to repurchase notes may be limited by the terms of our then existing indebtedness or financing agreements. If we are obligated to repurchase the notes, there can be no assurance that we will be able to obtain all required consents under our then existing indebtedness or have available funds sufficient to repay indebtedness that restricts the repurchase of the notes under this provision, if any, and to pay the repurchase price for all the notes we may be required to repurchase. Our ability to pay cash to holders electing to require us to repurchase the notes also may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. We would need to seek third-party financing to the extent we do not have available funds to meet our repurchase obligations. However, there can be no assurance that we would be able to obtain any such financing. See "Risk Factors—Risks Relating to an Investment in the Notes and our Common Stock."

        No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to such notes.

Mandatory Disposition Pursuant to Gaming Laws

        Each holder, by accepting a note, is deemed to have agreed that if the gaming authority of any jurisdiction in which Caesars or any of its subsidiaries conducts or proposes to conduct gaming operations requires that a person who is a holder or the beneficial owner of notes (or an affiliate of such holder or beneficial owner) be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, Caesars has the right, at any time, at its option:

          (a)   to require such person to dispose of its notes or beneficial interest therein within 30 days of receipt of notice of Caesars' election or such earlier date as may be requested or prescribed by such gaming authority, or

          (b)   to redeem such notes at a redemption price equal to the lesser of (1) such Person's cost, (2) 100% of the principal amount thereof, plus accrued and unpaid interest (including liquidated damages, if any), to the earlier of the redemption date or the date of the finding of unsuitability, which redemption date may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority or (3) such lesser amount as may be required by an applicable gaming authority.

        Immediately upon a determination by a gaming authority that a holder or beneficial owner of notes (or an affiliate thereof) will not be licensed, qualified or found suitable or is denied license, qualification or finding of suitability, the holder or beneficial owner will not have any further right with respect to the notes to:

          (a)   exercise, directly or indirectly, through any person, any right conferred by the notes; or

          (b)   receive any interest (including liquidated damages, if any), or any other distribution or payment with respect to the notes, or any remuneration in any form from Caesars for services rendered or otherwise, except for the redemption of the notes.

        Caesars will notify the trustee in writing of any such redemption as soon as practicable. Caesars will not be responsible for any costs or expenses any such holder or beneficial owner may incur in connection with its application for a license, qualification or a finding of suitability.

Mandatory Redemption

        Except as described in this prospectus under "—Right to Require Repurchase of Notes Upon a Change in Control", "—Repurchase of Notes at the Option of the Holder" and "—Mandatory Disposition Pursuant to Gaming Laws," we are not required to repurchase or redeem the notes. There are no sinking fund payments.

Right to Require Repurchase of Notes Upon a Change in Control

        If a change in control (as defined below) occurs, each holder of notes may require that we repurchase all or a portion of the holder's notes on the date fixed by us that is not less than 30 days nor more than 45 days after we give notice of the change in control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase.

        "Change in control" means the occurrence of one or more of the following events:

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  any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our properties and assets, to any person or group of related persons, as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (a "Group");

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  the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution, whether or not otherwise in compliance with the provisions of the indenture;

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  any person or Group, other than Caesars, any of our subsidiaries, or any employee benefit plan of Caesars or any of our subsidiaries, becomes the beneficial owner, directly or indirectly, of shares of our capital stock entitling such person or Group to exercise more than 50% of the aggregate ordinary voting power of all shares of our voting stock; or

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  the first day on which a majority of the members of our board of directors are not continuing directors.

        The definition of "change in control" includes a phrase relating to the sale, lease, exchange or other transfer of "all or substantially all" of our properties and assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, lease, exchange or other transfer of less than all of our properties and assets to another person or Group may be uncertain.

        The terms "beneficial owner" and "beneficially own" will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any successor provision, except that (i) a person shall be deemed to have "beneficial ownership" of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time and (ii) any percentage of beneficial ownership shall be determined using the definition in clause (i) in both the numerator and the denominator.

        "Continuing directors" means, as of any date of determination, any member of our board of directors who

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  was a member of such board of directors on the date of the original issuance of the notes; or

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  was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

        On or before the 30th day after a change in control, we must mail to the trustee and all holders of the notes a notice of the occurrence of the change in control and of the repurchase right arising as a result thereof, stating the procedures that a holder of notes must follow in order to exercise the repurchase right.

        On the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes that is to be paid on the date of repurchase. Payment of the repurchase price for the notes will be made promptly following the later of the date of repurchase and the time of delivery of the notes.

        If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the date of repurchase in accordance with the terms of the indenture, then, immediately after the date of repurchase, the note will cease to be outstanding, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

        The repurchase notice given by a holder electing to require that we repurchase the holder's notes may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

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  the principal amount being withdrawn;

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  the principal amount, if any, not being withdrawn; and

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  if certificated notes have been issued, the certificate numbers of the notes being withdrawn.

        In connection with any change in control repurchase offer, we expect to comply with any tender offer rules under the Exchange Act that may then be applicable.

        Our ability to repurchase notes may be limited by the terms of our then existing indebtedness or financing agreements. We will use commercially reasonable efforts within 30 days following any change in control to

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  obtain the consents under all indebtedness required to permit the repurchase of the notes pursuant to a change in control offer; or

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  repay in full all indebtedness and terminate all commitments under all indebtedness, the terms of which would prohibit the repurchase of the notes under a change in control offer.

        If we are obligated to make a change in control offer, there can be no assurance that we will be able to obtain all required consents under our then existing indebtedness or have available funds sufficient to repay indebtedness that restricts the repurchase of the notes under this provision, if any, and to pay the change in control repurchase price for all the notes tendered under a change in control offer. Our ability to pay cash to holders of notes following the occurrence of a change in control also may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. We would need to seek third-party financing to the extent we do not have available funds to meet our repurchase obligations. However, there can be no assurance that we would be able to obtain any such financing. See "Risk Factors—Risks Relating to an Investment in the Notes and our Common Stock."

        The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a change in control may make it more difficult for any person or Group to acquire control of us or to effect a business combination with us.

        Our obligation to make a change in control offer will be satisfied if a third party makes the change in control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all notes properly tendered and not withdrawn under the change in control offer.

        No notes may be repurchased at the option of holders related to a change in control offer if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to such notes.

Consolidation, Merger and Sale of Assets

        We may, without the consent of the holders of any of the notes, consolidate with or merge with or into any other person or sell, lease, exchange or otherwise transfer (in one transaction or a series of related transactions) all or substantially all our properties and assets to any other person, if:

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  we are the resulting or surviving corporation, or the successor, transferee or lessee, if other than us, is a corporation, limited partnership, limited liability company or other business entity organized and validly existing under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the trustee; and

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  immediately after giving effect to the transaction, no event of default and no event that, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

        Under any consolidation, merger or any sale, lease, exchange or other transfer of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Caesars under the indenture. Thereafter, Caesars will be released from its obligations and covenants under the indenture and the notes, except in the case of a lease of all or substantially all of our properties and assets.

Modification and Waiver

        We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note, no supplemental indenture may, among other things:

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  change the stated maturity of the principal of, or payment date of any installment of interest (including liquidated damages, if any) on, any note;

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  reduce the principal amount or redemption price of, or the rate of interest (including liquidated damages, if any) on, any note, whether upon acceleration, redemption or otherwise, or alter the manner of calculation of interest or the rate of accrual thereof on any note;

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  change the currency in which the principal of any note or interest (including liquidated damages, if any) is payable;

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  impair the right to institute suit for the enforcement of any payment of any amount with respect to any note when due;

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  adversely affect the rights provided in the indenture to convert any note;

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  modify the provisions of the indenture relating to our requirement to repurchase notes

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  upon a change in control after the occurrence thereof; or

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  on April 15, 2009, 2014 and 2019;

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  reduce the percentage of principal amount of the outstanding notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture;

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  waive a default in the payment of any amount or shares of common stock due in connection with any note; or

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  make changes to certain sections of the indenture relating to the waiver of past defaults, the holders' right to convert and amendments to the indenture that require consent of each holder.

        The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

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  waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

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  waive any past default under the indenture and its consequences, except a default in the payment of the principal of, or redemption or purchase price of, or any interest (including liquidated damages, if any) on, any note or in respect of a provision that under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

        Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

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  to cure any ambiguity, omission, defect or inconsistency in the indenture;

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  to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the notes;

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  to make any change that does not adversely affect the rights of any holder of the notes in any material respect;

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  to conform the text of the indenture or the notes to any provision of this Description of the Notes to the extent that such provision in this Description of the Notes was intended to be a verbatim recitation of a provision of the indenture or the notes; or

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  to comply with the provisions of the Trust Indenture Act, or with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

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  to evidence and provide for the acceptance of appointment under the indenture by a successor trustee with respect to the notes; or

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  to make provisions with respect to the conversion right of the holders pursuant to the requirements of the indenture.

Events of Default

        Each of the following is an event of default under the indenture:

          (1)   default in the payment of any interest (including liquidated damages, if any) upon the notes when it becomes due and payable, and continuance of such default for a period of 30 days;

          (2)   default in the payment of principal of (or premium, if any, on) the notes when due (including the failure to make cash payments due upon conversion, or make a payment to repurchase notes tendered pursuant to a change in control offer or the failure to repurchase notes at your option on April 15, 2009, 2014 and 2019);

          (3)   default in the performance, or breach, of any covenant or warranty of Caesars in the indenture which default continues uncured for a period of 60 days after written notice to Caesars by the trustee or to Caesars and the trustee by the holders of at lease 25% in aggregate principal amount of the outstanding notes;

          (4)   an acceleration of the maturity of debt of Caesars (other than Non-recourse Debt), at any one time, in an aggregate amount in excess of the greater of $25.0 million and 5% of Consolidated Net Tangible Assets, if such acceleration is not annulled within 30 days after written notice to Caesars by the trustee and the holders of at least 25% in aggregate principal amount of the outstanding notes; and

          (5)   certain events of bankruptcy, insolvency or reorganization in respect of Caesars or any of its Significant Subsidiaries. For purposes of the foregoing, (1) "Non-recourse Debt" means debt the terms of which provide that the lender's claim for repayment of such debt is limited solely to a claim against the property which secures the debt and (2) "Consolidated Net Tangible Assets" means the total amount of assets (including investments in joint ventures) of Caesars and its subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all current liabilities of Caesars and its subsidiaries (excluding (i) the current portion of long-term indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the most recent consolidated balance sheet of Caesars and computed in accordance with generally accepted accounting principles.

        If an event of default (other than an event of default specified in clause (5) above) occurs and is continuing, the trustee may, and at the written request of the holders of at least 25% in principal amount of outstanding notes shall, declare the principal of and accrued interest (including liquidated damages, if any) on all the notes to be due and payable by written notice to us, and such notice will specify the respective event of default and that it is a "notice of acceleration". Upon delivery of such notice, the principal of and accrued but unpaid interest (including liquidated damages, if any) on all the notes will become immediately due and payable.

        If an event of default specified in clause (5) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued but unpaid interest (including liquidated damages, if any) on all of the outstanding notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

        At any time after a declaration of acceleration with respect to the notes, the holders of a majority in aggregate principal amount of the notes may rescind and cancel such declaration and its consequences:

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  if the rescission would not conflict with any judgment or decree;

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  if all existing events of default have been cured or waived except nonpayment of principal or interest that has become due solely because of such acceleration;

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  if interest on overdue installments of interest (to the extent the payment of such interest is lawful) and on overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

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  if we have paid the trustee its reasonable compensation and reimbursed the trustee for its expenses, disbursements and advances; and

  •
  in the event of the cure or waiver of an event of default of the type described in clause (3) above, the trustee has received an officers' certificate and an opinion of counsel that such event of default has been cured or waived.

        No such rescission shall affect any subsequent default or impair any rights arising from a subsequent default.

        The holders of a majority in aggregate principal amount of the notes at the time outstanding may waive any existing event of default under the indenture, and its consequences, except an event of default in the payment of the principal of or interest (including liquidated damages, if any) on any notes, an event of default in respect of a provision that cannot be amended without the consent of each holder of notes affected, or an event of default which constitutes a failure to convert any note in accordance with the terms of the indenture.

        The holders of the notes may not enforce the indenture or the notes except as provided in the indenture and under the Trust Indenture Act. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

        We are required to provide an officers' certificate to the trustee promptly upon our obtaining knowledge of any default or event of default under the indenture, describing such default or event of default and what action we are taking or propose to take with respect thereto. In addition, we must provide to the trustee an annual certification as to the existence of defaults and events of default under the indenture.

Discharge of the Indenture

        We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any repurchase date, or upon conversion or otherwise, cash or shares of our common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Book-Entry System

        The notes were issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture. We and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

        The notes, represented by one or more global securities, are exchangeable for certificated securities in fully registered form with the same terms only if:

  •
  DTC is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

  •
  we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

  •
  an event of default under the indenture has occurred and is continuing, and DTC notifies the trustee that it elects to cause the issuance of certificated notes.

        DTC has advised us as follows. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the initial purchaser, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's bookentry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Concerning the Trustee

        U.S. Bank National Association is trustee under the indenture.

        The holders of a majority in principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. If an event of default under the indenture occurs (which is not cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security or indemnity satisfactory to it against any loss, liability or expense.

        The indenture contains certain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trustee Indenture Act) after a default has occurred and is continuing, it must eliminate such conflict within 90 days or apply to the SEC for permission to continue or resign.

Governing Law

        The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

Caesars Capital Stock

General

        This prospectus describes certain general terms of our capital stock. For a more detailed description of these securities, we refer you to the applicable provisions of Delaware law and our Amended and Restated Certificate of Incorporation.

        Pursuant to our Amended and Restated Certificate of Incorporation, our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. As of November 1, 2004, we had outstanding approximately 313,036,525 shares of common stock and no shares of preferred stock outstanding.

Common Stock

        Subject to any preferential rights that our board of directors may grant in connection with the future issuance of preferred stock, each holder of common stock is entitled to one vote per share on all matters voted upon by the stockholders. Each holder of common stock is entitled to receive ratably any dividends declared on the common stock by the board of directors from funds legally available for distribution. In the event of our liquidation, dissolution or winding up, after we pay all debts and other liabilities and any liquidation preference on the preferred stock, each holder of common stock would be entitled to share ratably in all of our remaining assets. The common stock has no subscription, redemption, conversion or preemptive rights. All shares of common stock are fully paid and nonassessable.

Delaware General Corporation Law Section 203

        As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"), which restricts certain business combinations between us and an "interested stockholder" (in general, a stockholder owning 15% or more of our outstanding voting stock) or that stockholder's affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if:

  •
  prior to an interested stockholder becoming such, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

  •
  upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to certain exceptions; or

  •
  on or after the date an interested stockholder becomes such, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Preferred Stock

        Under the Amended and Restated Certificate of Incorporation, our board of directors is authorized generally without stockholder approval to issue shares of preferred stock from time to time, in one or more classes or series. Prior to the issuance of shares of each series, the board of directors is required by the DGCL and the Amended and Restated Certificate of Incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware.

The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, the following:

  •
  the number of shares constituting each class or series;

  •
  voting rights;

  •
  rights and terms of redemption (including sinking fund provisions);

  •
  dividend rights and rates;

  •
  dissolution;

  •
  terms concerning the distribution of assets;

  •
  conversion or exchange terms;

  •
  redemption prices; and

  •
  liquidation preferences.

        Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or which holders might believe to be in their best interests.

Preferred Stock Purchase Rights

        On December 29, 1998, our Board of Directors adopted a Preferred Share Purchase Rights Plan ("Rights Plan") and declared a dividend distribution of one Right on each outstanding share of our common stock and one Right on each share of common stock issued between such date and the earliest of the Distribution Date and the Expiration Date (as these terms are defined in the Rights Plan). Stockholders may transfer the Rights with the common stock only until they become exercisable.

        Generally, the Rights become exercisable only if a person or group (other than Exempt Persons, as defined below) acquires 15% or more of the then outstanding shares of common stock or announces a tender offer which would result in ownership by a person or group of 15% or more of the then outstanding shares of common stock. Each Right entitles stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $40.

        If a person or group (other than Exempt Persons) acquires 15% or more of our shares of common stock, each holder of a Right will be entitled to receive upon exercise a number of shares of our common stock having a market value equal to two times the then current purchase price of the Right. If, after a person or group acquires 15% or more of our shares of common stock, we are acquired in a merger or engage in certain other business combination transactions or transfers of assets, each Right entitles its holder to purchase, at the Right's then current price, a number of the acquiring company's common shares having a then current market value of twice the Right's exercise price.

        Following the acquisition by a person or group of beneficial ownership of 15% or more of our common stock (other than Exempt Persons) and prior to an acquisition of 50% or more of our common stock, our board of directors may exchange the Rights (other than Rights owned by the person or group), in whole or in part, at an exchange ratio described in the Rights Plan.

        Prior to the acquisition by a person or group of beneficial ownership of 15% or more of our common stock, the Rights are redeemable for $.001 per Right at the option of the board of directors.

        "Exempt Person" means:

  •
  us or any of our subsidiaries;

  •
  any of our or our subsidiaries' employee benefit plans;

  •
  any entity or trustee holding shares of our capital stock for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for our or our subsidiaries' employees; or

  •
  Barron Hilton or the Conrad N. Hilton Fund.

Registrar and Transfer Agent

        Wells Fargo Shareholder Services is the registrar and transfer agent for the common stock.

Harrah's Capital Stock

        Upon completion of the merger of Caesars with Harrah's Operating, the conversion of the notes will be based upon Harrah's common stock. For a comparison of Harrah's capital stock to Caesars capital stock, see "Comparison of Stockholder Rights and Corporate Governance Matters" included in our Merger Proxy Statement, which is incorporated by reference herein.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain material U.S. federal income tax considerations relating to (i) the purchase, ownership and disposition of the notes and common stock into which the notes are convertible and (ii) the merger with Harrah's Operating, if completed, but is not a complete analysis of all the potential tax considerations relating thereto. Except as set forth below under "Effect of the Harrah's Merger," this summary does not address the U.S. federal income tax considerations relating to the Harrah's Merger, if completed, or the U.S. federal income tax considerations relating to (x) the ownership of notes following the Harrah's Merger or (y) the ownership of Harrah's common stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary is limited to holders who purchase notes or the common stock into which the notes are convertible for cash and who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  partnerships or other pass-through entities or investors in such entities;

  •
  banks, insurance companies or other financial institutions;

  •
  persons subject to the U.S. federal estate, gift or alternative minimum tax arising from the purchase, ownership or disposition of the notes;

  •
  tax-exempt organizations;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons who at any time own, or are deemed to own, more than 5% of our Company (except to the extent specifically set forth below) or who at any time own, or are deemed to own, notes with a fair market value of more than 5% of the fair market value of the stock of our Company;

  •
  certain former citizens or long-term residents of the United States;

  •
  U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

  •
  persons who hold the notes as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or

  •
  persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

        If a holder is an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, the tax treatment of each partner of such partnership or other pass-through entity will generally depend upon the status of the partner and upon the activities of the partnership or other pass-through entity. A holder that is a partnership or other pass-through entity, and partners in such partnership or other pass-through entity, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes and common stock.

        THIS SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF (X) THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND COMMON STOCK AND (Y) THE HARRAH'S MERGER, IF COMPLETED ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to U.S. Holders

        The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes or our common stock. Certain consequences to "non-U.S. holders" of the notes or common stock are described under "Consequences to Non-U.S. Holders" below. The term "U.S. holder" means a beneficial owner of a note or common stock who or that is:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in the United States or any political subdivision thereof;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Payments of Interest

        Stated interest on the notes generally will be taxable to you as ordinary income at the time it is accrued or received in accordance with your method of accounting for U.S. federal income tax purposes.

Market discount

        If you acquire a note at a cost that is less than the stated redemption price at maturity of the note, the amount of such difference is treated as market discount for U.S. federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity of the note (from the date of acquisition). Under the market discount provisions of the Code, if you acquire a note at a market discount you will be required to treat as ordinary income any gain recognized on the disposition of that note to the extent of the accrued market discount on that note at the time of maturity or disposition that you have not previously included in income. In addition, if you dispose of a note with market discount in one of certain otherwise nontaxable transactions you must include accrued market discount in income as ordinary income as if you had sold the note at its then fair market value.

        You may elect to include market discount in income over the life of the note. Once made, this election applies to all market discount obligations you acquire on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight line basis over the remaining term of the note at the time of acquisition, or, at your election, under a constant yield method. If such an election is made, it will apply only to the note with respect to which it is made, and may not be revoked. If you acquire a note at a market discount, and you do not elect to include accrued market discount in income over the life of the note, you may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until you dispose of the note in a taxable transaction. If you acquire a note with market discount and receive common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income when you dispose of the common stock to the extent of gain recognized upon the disposition of such stock.

Amortizable premium

        If you purchase a note at a premium over the sum of all amounts payable on the note after the acquisition date (other than stated interest payments), you generally may elect to amortize that premium (referred to as Section 171 premium) from the purchase date to the note's maturity date under a constant yield method that reflects semiannual compounding based on the note's payment period. Amortizable premium will not include any amount attributable to a note's conversion feature. The amount attributable to the conversion feature may be determined under any reasonable method, including by comparing the note's purchase price to the market price of a similar note that does not have a conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Constructive Dividends

        Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under "—Dividends" below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Conversion of the Notes

        The tax treatment of your conversion of a note into cash and common stock is not entirely clear. Although not free from doubt, the most likely consequence is that you should generally recognize gain to the extent that the cash (other than cash received in lieu of a fractional share or attributable to accrued interest) and the value of the common stock (other than common stock attributable to accrued interest) exceeds your adjusted tax basis in the note, but in no event should the amount of gain you recognize exceed the amount of cash received (other than cash received in lieu of a fractional share or attributable to accrued interest), and you should not recognize any loss. Any such gain should be capital gain and should be taxable as described below under "—Sale, Exchange Redemption or Other Taxable Disposition of the Notes." You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences of a conversion of a note into cash and common stock.

        Your holding period in the common stock received upon conversion (other than common stock attributable to accrued interest) should generally include your holding period for the respective note and your aggregate tax basis in the common stock received should generally be the same as your basis in the respective note (exclusive of any basis allocable to a fractional share), decreased by the amount of any cash you receive (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, you recognize (other than gain with respect to a fractional share).

        The amount of cash and the fair market value of common stock you receive that are attributable to accrued interest will generally be taxed as ordinary income. Your tax basis in such common stock will equal the accrued interest to which such stock is attributable and your holding period in such common stock will begin on the day following the conversion.

        You will recognize gain or loss upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and your tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described below under "—Sale, Exchange Redemption or Other Taxable Disposition of Common Stock."

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

        Except as set forth above under "—Conversion of the Notes," upon the sale, exchange, redemption or other taxable disposition of a note, you will recognize gain or loss to the extent of the difference between the sum of the cash and the fair market value of any property received in exchange therefor (except to the extent attributable to the payment of accrued and unpaid interest on the note, which generally will be taxed as ordinary income to the extent that you have not previously recognized this income), and your adjusted tax basis in the note. Your adjusted tax basis in a note will initially equal the cost of the note and will subsequently be increased by market discount that you have previously included in income with respect to the note and will be reduced by any premium that you have taken into account with respect to the note. Except as set forth above under "—Market Discount," any such gain or loss you recognize upon the sale, exchange, redemption or other taxable disposition of a note will be capital gain or loss. In the case of a non-corporate U.S. holder, such capital gain will be subject to tax at a reduced rate if the note has been held for more than one year. The deductibility of capital losses is subject to limitations.

Dividends

        Distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. However, with respect to noncorporate taxpayers for taxable years beginning after December 31, 2002 and before January 1, 2009 such dividends are generally taxed at the lower applicable capital gains rates provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations.

Sale, Exchange, Redemption or Other Taxable Disposition of Common Stock

        Upon the sale, exchange or redemption of our common stock, you generally will recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) your adjusted tax basis in the common stock. Except as set forth above under "—Market Discount," such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a reduced rate of U.S. federal income tax. Your adjusted tax basis and holding period in common stock received upon conversion of a note are determined as discussed above under "—Sale, Exchange, Conversion or Redemption of the Notes." The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

        We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest on the notes, dividends paid on the common stock and proceeds received from a disposition of the notes or shares of common stock pursuant to a conversion, redemption or repurchase. You may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you

  •
  fail to furnish your taxpayer identification number ("TIN"), which, for an individual, is ordinarily his or her social security number;

  •
  furnish an incorrect TIN;

  •
  are notified by the IRS that you have failed to properly report payments of interest or dividends; or

  •
  fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

        Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Consequences to Non-U.S. Holders

        The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes or our common stock. For purposes of this discussion, a "non-U.S. holder" means a beneficial owner of notes or common stock that is a nonresident alien individual or a corporation, trust or estate that is not a U.S. Holder.

Payments of Interest

        In general, interest you receive on the notes will not be subject to the 30% U.S. federal withholding tax under the so-called "portfolio interest" exception provided that:

  •
  such interest is not effectively connected with your conduct of a trade or business in the United States;

  •
  you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

  •
  you are not a "controlled foreign corporation" with respect to which we are, directly or indirectly, a "related person;"

  •
  you are not a bank whose receipt of interest (including original issue discount) on a note is described in Section 881(c)(3)(A) of the Code; and

  •
  you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

        Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

        If you cannot satisfy the requirements described above, you will be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.

        If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable U.S. income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, effectively connected interest will be included in your earnings and profits.

Sale, Exchange, Conversion, Redemption or Other Taxable Disposition of the Notes or Common Stock

        Any gain realized by you on the sale, exchange, conversion or redemption of the notes or our common stock generally will not be subject to U.S. federal income tax unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States;

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held the notes or our common stock (see discussion below under "—Foreign Investment in Real Property Tax Act").

        If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax on the net gain derived from the sale, and if you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If you are an individual described in the second bullet point above, you will be subject to a flat 30% (or lower applicable treaty rate) U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

Foreign Investment in Real Property Tax Act

        Under the Foreign Investment in Real Property Tax Act ("FIRPTA"), any person who acquires a "U.S. real property interest" ("USRPI") from a foreign person must generally deduct and withhold a tax equal to 10% of the amount realized by the foreign transferor. In addition, a foreign person who disposes of a USRPI generally is required to recognize gain or loss that is subject to U.S. federal income tax. A USRPI generally includes any stock in and convertible debt issued by a United States corporation unless it is established under specified procedures that the corporation is not (and was not for the prior five-year period) a "United States real property holding corporation" ("USRPHC"). We believe that we may be a USRPHC and we can give no assurances that we are not a USRPHC. However, so long as our common stock is regularly traded on an established securities market (within the meaning of applicable Treasury Regulations), an exemption (the "5% ownership exemption") should apply to the notes and the common stock (with the result that they are not USRPI's) except (i) in the case of notes (a) if the notes are regularly traded on an established securities market (within the meaning of applicable Treasury Regulations), if you beneficially own more than 5% of the notes at any time during the five-year period ending on the date of disposition and (b) if the notes are not so traded, if, on any date on which you acquired notes, the aggregate fair market value of the notes beneficially owned by you exceeded 5% of the total fair market value of our common stock on such date, and (ii) in the case of stock, if you beneficially own more than 5% of our common stock at any time during the five-year period ending on the date of disposition.

        Special rules apply to transfers of USRPIs in connection with an otherwise tax-free or partially tax-free transaction such as, for example, a conversion of notes into cash and common stock. Because of the uncertainty regarding the application of these rules to a conversion of the notes, we may withhold 10% of the cash and the fair market value of any common shares delivered to you by us upon any conversion of a note.

        You are urged to consult your tax advisors regarding the application of the FIRPTA rules discussed above to your disposition of the notes (including a conversion of the notes) or common stock and the possibility of obtaining a refund for any tax withheld.

Dividends

        In general, dividends, if any, received by you with respect to our common stock (and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, see "Consequences to U.S. Holders—Constructive Dividends" above) will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty.

        In order to claim the benefit of a U.S. income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Backup Withholding and Information Reporting

        If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you (including interest, dividends and proceeds received from a disposition of the notes or common stock pursuant to a conversion, redemption or repurchase) or with respect to the proceeds of the sale of a note or a share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above under "—Payments of Interest" and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

        You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Effect of the Harrah's Merger

        It is a condition to completing the merger that we receive from our counsel, and Harrah's receives from its counsel, an opinion dated as of the closing that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. The following discussion assumes (i) that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code and (ii) that the merger will be completed according to the terms of the merger agreement.

U.S. Holders who Convert their Notes into Merger Consideration Pursuant to the Merger

        Receipt of solely cash.    If you elect to convert your notes into the merger consideration received by holders of our common stock (see "Description of the Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions"), and you receive solely cash in exchange for your notes, you should recognize taxable gain or loss as described above under "Consequences to U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes."

        Receipt of solely Harrah's common stock.    If you elect to convert your notes into the merger consideration received by holders of our common stock, and you receive solely Harrah's common stock in exchange for your notes, you should not recognize any gain or loss on the exchange except with respect to shares of stock received that are attributable to accrued interest. Your tax basis and holding period in the Harrah's common stock you receive (other than stock you receive which is attributable to accrued interest) should be equal to your tax basis and holding period in the notes exchanged therefor. The fair market value of any Harrah's common stock that you receive that is attributable to accrued interest will generally be taxed as ordinary income. Your tax basis in such Harrah's common stock will equal the accrued interest to which such stock is attributable and your holding period in such stock will begin on the day following conversion.

        Receipt of both cash and Harrah's common stock.    If you elect to convert your notes into the merger consideration received by holders of our common stock, and you receive both cash and Harrah's common stock in exchange for your notes, the tax treatment of your conversion should be the same as described above under "Consequences to U.S. Holders—Conversion of the Notes." For this purpose, references in the discussion under "Consequences to U.S. Holders—Conversion of the Notes" to "common stock" and "shares" should be read to mean "Harrah's common stock" and "shares of Harrah's common stock."

U.S. Holders who do not Convert their Notes into Merger Consideration Pursuant to the Merger

        If you do not elect to convert your notes into the merger consideration received by holders of our common stock, your tax consequences may depend on whether the Merger causes such retained notes to be treated, for U.S. federal income tax purposes, as having been exchanged for new notes. Under applicable Treasury Regulations, a modification of a debt instrument (including the exchange of a new instrument for an existing debt instrument or the amendment of an existing debt instrument) will result in a deemed exchange upon which gain or loss may be recognized for U.S. federal income tax purposes if the modification is "significant." A modification of a debt instrument is "significant" if it results in a modified instrument that differs materially either in kind or extent from the original debt instrument. It is not clear whether either the assumption by Harrah's Operating of the notes or the change in conversion rights from the right to convert into our common stock to the right to convert into Harrah's common stock is a significant modification for these purposes. If the merger does not result in a significant modification and consequently a deemed exchange of your notes for "new notes" for U.S. federal income tax purposes, your basis and holding period in your notes will remain unchanged.

        If the merger does result in such a deemed exchange, the deemed exchange should be a nonrecognition transaction and, except as otherwise provided in this paragraph, you should not recognize any gain or loss on the deemed exchange, your basis in the new notes should be the same as your basis in the notes deemed to be surrendered in exchange therefor, and the holding period of your new notes should include the period during which you held the notes deemed to be surrendered in exchange therefor. However, if the issue price of the new notes (as determined below) exceeds the principal amount of the notes (any such excess, the "excess principal amount"), you should recognize capital gain to the extent of the lesser of (i) the excess principal amount and (ii) the difference between your adjusted tax basis in your notes and the fair market value of the new notes received in exchange therefor, your basis in your new notes should be the same as your basis in your notes deemed to be surrendered in exchange therefor, increased by the amount of gain, if any, you recognize on the exchange, and the holding period of your new notes should include the period during which you held the notes deemed to be surrendered in exchange therefor.

        If the merger results in such a deemed exchange, either the notes or the new notes are "publicly traded" under applicable Treasury Regulations, and the principal amount of the new notes exceeds the issue price of the new notes (the fair market value of the new notes, if the new notes are publicly traded, or the fair market value of the old notes, if the new notes are not publicly traded but the old notes are publicly traded) by more than a statutorily defined de minimis amount, the new notes will be treated as being issued with original issue discount ("OID") for U.S. federal income tax purposes. In general, a U.S. holder of a note with OID will be required to include such OID as ordinary income as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of the holder's regular method of tax accounting. Floating rate notes such as the notes are subject to special rules regarding the method of OID accrual. You are urged to consult your tax advisors regarding the application of the OID rules to the notes.

        If the new notes are issued with OID, and your initial basis in a new note (as discussed above) exceeds the issue price of the new note, you will generally be able either (i) to offset the amount of OID otherwise includible in income during an accrual period by an amount equal to the product of (x) the OID otherwise attributable to such accrual period and (y) a fraction, the numerator of which is the excess of your initial basis in the new note over the issue price of the new note and the denominator of which is the excess of the principal amount of the new note over the issue price of the new note or (ii) to elect to compute your accrual of OID using the amount of your initial basis in the new note as the issue price.

        If your initial basis in a new note exceeds the principal amount of the new note, you will not include any OID in income and you will instead have amortizable premium, as discussed above under "Consequences to U.S. Holders—Amortizable Premium". If your initial basis in a new note is less than its issue price (if the new notes are treated as being issued with OID) or its principal amount (if the new notes are not treated as being issued with OID), then you will have market discount (as discussed above under "Consequences to U.S. Holders—Market Discount") if the excess of the issue price or principal amount, as applicable, of the new note exceeds your initial basis in the new note by more than a statutorily defined de minimis amount.

        If you elect to require Harrah's Operating to repurchase your notes (or new notes, if the merger results in a deemed exchange) following the merger (see "Description of the Notes—Right to Require Repurchase of Notes Upon a Change of Control"), you will recognize gain or loss to the extent of the difference between the sum of the cash and the fair market value of any property received (except to the extent attributable to the payment of accrued and unpaid interest on the note or new note, as applicable, which generally will be taxed as ordinary income to the extent that you have not previously recognized this income) and your adjusted tax basis in the note or new note, as applicable. Your adjusted tax basis in a note will be as determined above under "Consequences to U.S. Holders—Sale, Exchange or Other Taxable Disposition of the Notes," and your adjusted tax basis in a new note will equal your initial basis in the new note (as discussed in the preceding paragraph), increased by the amount of any OID or market discount you previously included with respect to the new note and reduced by the amount of any amortizable bond premium you previously took into account with respect to the new note and by the amount of any payments of principal you receive with respect to such note. Except as set forth above under "Consequences to U.S. Holders—Market Discount," any such gain or loss you recognize will be capital gain or loss. In the case of a non-corporate U.S. holder, such capital gain will be subject to tax at a reduced rate if the note or new note, as applicable, has been held (or has been deemed to be held) for more than one year. The deductibility of capital losses is subject to limitations.

        If you convert your notes (or new notes, if the merger results in a deemed exchange) upon a conversion event subsequent to the conversion event triggered by the merger (see "Description of the Notes—Effect of the Harrah's Merger on the Notes"), the conversion should be a taxable exchange and you should recognize gain or loss in the same manner as described in the previous paragraph.

Non-U.S. Holders

        In general, any gain you realize upon the conversion or repurchase of notes pursuant to the Harrah's Merger will be subject to the rules discussed above under "Consequences to Non-U.S. Holders—Sale, Exchange, Conversion, Redemption or Other Taxable Disposition of the Notes or Common Stock" and "Consequences to Non-U.S. Holders—Foreign Investment in Real Property Tax Act."

        Special rules apply to the disposition of USRPIs in certain nonrecognition exchanges. If your ownership of notes constitutes a USRPI (as discussed above under "Consequences to Non-U.S. Holders—Foreign Investment in Real Property Tax Act") and your ownership of notes does not constitute a USRPI immediately following the merger (either because Harrah's Operating is not a USRPHC or because the 5% ownership exemption applies), you generally will be required to treat a deemed exchange of your notes for new notes (as described above under "—U.S. Holders who do not Convert their Notes into Merger Consideration") as a fully taxable exchange and you will be subject to a 10% withholding tax on the gross proceeds of the deemed exchange and to U.S. federal income tax on any gain realized on the deemed exchange. If your ownership of notes constitutes a USRPI and your ownership of Harrah's common stock does not constitute a USRPI immediately following a conversion of your notes (either because Harrah's is not a USRPHC or because the 5% ownership exemption applies), you generally will be required to treat any conversion of your notes into Harrah's common stock or into a combination of cash and Harrah's common stock as a fully taxable exchange and you will be subject to a 10% withholding tax on the gross proceeds of the exchange and to U.S. federal income tax on any gain realized on the exchange.

        If your ownership of notes constitutes a USRPI and your ownership of notes or your ownership of Harrah's common stock (as applicable) constitutes a USRPI immediately following the merger or conversion, as applicable, you will not be subject to the rules discussed in the preceding paragraph provided that you file a U.S. federal income tax return for your taxable year in which the merger or conversion occurs and you provide certain information and certifications with the return, as described in applicable Treasury Regulations.

        You are urged to consult your tax advisors regarding the application of the FIRPTA rules discussed above to your own particular situation and the possibility of obtaining a refund for any tax withheld.

SELLING SECURITY HOLDERS

        The notes were originally issued by us to Deutsche Bank Securities Inc. and the other initial purchasers in a transaction exempt from the registration requirements of the Securities Act and were immediately resold by the initial purchasers in reliance on Rule 144A to persons who represented to the initial purchasers that they were qualified institutional buyers. Each institution that purchased the notes from the initial purchasers and who has provided us with a questionnaire setting forth the information specified below, and that selling security holder's transferees, pledgees, donees and successors (collectively, the "selling security holders"), may from time to time offer and sell pursuant to this prospectus or a supplement hereto any or all of the notes held by that selling security holder and common stock into which the notes are convertible.

        The following table sets forth information as of November 1, 2004, with respect to the selling security holders and the principal amounts of notes beneficially owned by each selling security holder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling security holders pursuant to the questionnaires referred to above. No holder of the notes may sell the notes or shares without furnishing to us a questionnaire setting forth the information specified below. However, as of the date of this prospectus, not every holder has provided to us a questionnaire. Therefore, the heading "Other" in the "Name" column below represents the notes and shares held by holders who have not yet returned to us their questionnaire.

        The selling security holders may offer all, some or none of the notes or common stock into which the notes are convertible. In addition, the selling security holders may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. No selling security holder beneficially owns one percent or more of the notes or of our common stock, assuming conversion of the selling security holders' notes, except as otherwise indicated in the table below.

        Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances.

Name	Principal Amount of Notes Beneficially Owned and Offered		Shares of Common Stock Beneficially Owned Prior to Offering(1)	Conversion Shares Offered(2)	Notes Owned After Completion of Offering(3)	Common Stock Owned After Completion of Offering(3)	Material Relationships(4)
Acuity Master Fund, Ltd	$8,600,000	(5)	—	385,823	—	—	None
Advisory Convertible Arbitrage Fund (I) L.P.	$1,200,000		—	53,835	—	—	None
Animi Master Fund, Ltd.	$27,500,000	(6)	—	1,233,738	—	—	None
Argent Classic Convertible Arbitrage Fund L.P.	$2,580,000		—	115,747	—	—	None
Argent Classic Convertible Arbitrage Fund II, L.P.	$300,000		—	13,458	—	—	None
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$14,350,000	(7)	—	643,786	—	—	None
Argent LowLev Convertible Arbitrage Fund LLC	$1,540,000		—	69,089	—	—	None

Argent LowLev Convertible Arbitrage Fund II, LLC	$230,000		—	10,318	—	—	None
Argent Lowlev Convertible Arbitrage Fund Ltd.	$12,680,000	(8)	—	568,865	—	—	None
Basso Multi-Strategy Holding Fund Ltd.	$2,500,000		—	112,158	—	—	None
Citigroup Global Markets Inc.	$2,500,000		—	112,158	—	—	None
Class C Trading Company, Ltd.	$700,000		—	31,404	—	—	None
Continental Assurance Company on behalf of its Separate Account(E)	$500,000		—	22,431	—	—	None
Continental Casualty Company	$4,500,000	(9)	—	201,884	—	—	None
Context Convertible Arbitrage Fund, LP	$2,300,000		—	103,185	—	—	None
Context Convertible Arbitrage Offshore, Ltd.	$6,200,000	(10)	—	278,151	—	—	None
Credit Suisse First Boston Europe Ltd.	$64,820,000	(11)	—	2,908,032	—	—	None
Custom Investments PCC, Ltd.	$580,000		—	26,020	—	—	None
D.E. Shaw Investment Group, L.L.C.	$1,500,000		314,000	67,294	—	314,000	None
D.E. Shaw Valence Portfolios, L.L.C.	$8,500,000	(12)	1,934,900	381,337	—	1,934,900	None
Deutsche Bank Securities Inc.	$16,340,000	(13)	—	733,064	—	—	None
Goldman Sachs & Co.	$11,450,000	(14)	—	513,683	—	—	None
Highbridge International LLC	$22,500,000	(15)	—	1,009,422	—	—	None
HFR CA Global Select Master Account	$520,000		—	23,328	—	—	None
JP Morgan Securities Inc.	$1,000,000		41	44,863	—	41	None
KBC Financial Products USA, Inc.	$3,000,000		—	134,589	—	—	None
Lyxor/Context Fund Ltd.	$1,200,000		—	53,835	—	—	None
Lyxor Master Fund	$1,380,000		—	61,911	—	—	None
National Bank of Canada	$400,000		—	17,945	—	—	None
Nomura Securities International Inc	$20,000,000	(16)	284,900	897,264	—	284,900	None
Partners Group Alternative Strategies PCC Ltd.	$900,000		—	40,376	—	—	None
RFE Company LLC	$1,950,000		—	87,483	—	—	None
Royal Bank of Canada	$700,000		—	31,404	—	—	None
Sagamore Hill Hub Fund Ltd.	$15,000,000	(17)	—	672,948	—	—	None

Silver Convertible Arbitrage Fund, LDC	$700,000		—	31,404	—	—	None
TempoMaster Fund, L.P.	$50,500,000	(18)	—	2,265,591	—	—	None
Univest Convertible Arbitrage Fund II (Norshield)	$200,000		—	8,972	—	—	None
UBS AG London Branch	$28,000,000	(19)	4,377,700	1,256,169	—	4,377,700	None
Xavex Convertible Arbitrage 2 Fund	$450,000		—	20,188	—	—	None
Xavex Convertible Arbitrage 10 Fund	$1,270,000		—	56,976	—	—	None
OTHER	$33,960,000

(1)
Does not include shares of common stock issuable upon conversion of the notes.

(2)
Represents shares of common stock issuable upon conversion of the notes that are beneficially owned and offered by the selling security holder, assuming a conversion ratio of 44.8632 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share interest. The number of shares issuable upon conversion is subject to adjustment as described under "Description of the Notes—Conversion Rights."

(3)
Assumes that all of the notes and/or all of the common stock into which the notes are convertible are sold.

(4)
Includes any position, office or other material relationship which the selling security holder has had within the past three years with Caesars Entertainment, Inc. or any of its predecessors or affiliates.

(5)
Represents a beneficial ownership of 2.3% by Acuity Master Fund, Ltd. of the notes outstanding.

(6)
Represents a beneficial ownership of 7.3% by Animi Master Fund, Ltd. of the notes outstanding.

(7)
Represents a beneficial ownership of 3.8% by Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd. of the notes outstanding.

(8)
Represents a beneficial ownership of 3.4% of Argent Lowlev Convertible Arbitrage Fund Ltd. of the notes outstanding.

(9)
Represents a beneficial ownership of 1.2% by Continental Casualty Company of the notes outstanding.

(10)
Represents a beneficial ownership of 1.6% by Context Convertible Arbitrage Offshore, Ltd. of the notes outstanding.

(11)
Represents a beneficial ownership of 17.3% by Credit Suisse First Boston Europe Ltd. of the notes outstanding.

(12)
Represents a beneficial ownership of 2.3% by D.E. Shaw Valence Portfolios, L.L.C. of the notes outstanding.

(13)
Represents a beneficial ownership of 4.4% by Deutsche Bank Securities Inc. of the notes outstanding.

(14)
Represents a beneficial ownership of 3.0% by Goldman Sachs & Co. of the notes outstanding.

(15)
Represents a beneficial ownership of 6.0% by Highbridge International LLC of the notes outstanding.

(16)
Represents a beneficial ownership of 5.3% by Nomura Securities International Inc. of the notes outstanding.

(17)
Represents a beneficial ownership of 4.0% by Sagamore Hill Hub Fund Ltd. of the notes outstanding.

(18)
Represents a beneficial ownership of 13.5% by TempoMaster Fund, L.P. of the notes outstanding.

(19)
Represents a beneficial ownership of 7.5% by UBS AG London Branch of the notes outstanding.

PLAN OF DISTRIBUTION

        The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The securities may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  prices related to the prevailing market prices;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        These sales may be effected in transactions:

  •
  on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

  •
  in the over-the-counter market;

  •
  otherwise than on such exchanges or services or in the over-the-counter market;

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise; or

  •
  through the settlement of short sales.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade. In connection with the sale of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

        The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

        Our outstanding common stock is listed for trading on the New York Stock Exchange. We do not intend to list the notes for trading on any national securities exchange or on the New York Stock Exchange and can give no assurance about the development of any trading market for the notes. In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

        Broker-dealers or agents who participate in the sale of the notes and the underlying common stock are "underwriters" within the meaning of Section 2(11) of the Securities Act. Selling securityholders who participate in the sale of the notes and the underlying common stock may also be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders are deemed to be "underwriters," they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

        The selling securityholders and any other person participating in a distribution are subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

        A selling securityholder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

        With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

  •
  the specific notes or common stock to be offered and sold;

  •
  the names of the selling securityholders;

  •
  the respective purchase prices and public offering prices and other material terms of the offering;

  •
  the names of any participating agents, broker-dealers or underwriters; and

  •
  any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

        We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling securityholders and Caesars Entertainment will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

VALIDITY OF THE SECURITIES

        The validity of the notes and shares of common stock issuable upon conversion of the notes will be passed upon for us by Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022.

EXPERTS

        The consolidated financial statements and the related financial statement schedule incorporated in this registration statement by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Caesars' change in 2002 in its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets"), which is incorporated herein by reference, and have been so incorporated in the reliance upon the report of such firm given on their authority as experts in accounting and auditing.

        The consolidated financial statements and the related financial statement schedule incorporated in this registration statement by reference from the Harrah's Entertainment, Inc. Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Harrah's Entertainment, Inc.'s change in 2002 in its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets"), which is incorporated herein by reference, and have been so incorporated in the reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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TABLE OF CONTENTS
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
MARKET DATA
SUMMARY
Caesars Entertainment, Inc.
Recent Developments
The Notes
RISK FACTORS
Risks Related to Our Business
Risks Related to Investment in the Notes and Our Common Stock
USE OF PROCEEDS
CAESARS PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
HARRAH'S PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAESARS RATIO OF EARNINGS TO FIXED CHARGES
HARRAH'S RATIO OF EARNINGS TO FIXED CHARGES
REGULATION AND LICENSING
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
VALIDITY OF THE SECURITIES
EXPERTS